Form 10-K405, Exhibit 13
period 1996-03-29
PALM HARBOR HOMES INC /FL/
filed 1996-06-13
CIK 923473

                                                                    EXHIBIT 13.1


                                               P A L M   H A R B O R   H O M E S

SELECTED FINANCIAL DATA
(In thousands, except per share and operating data)

                                                            Fiscal Year Ended
                                   --------------------------------------------------------------------
                                    March 27,    March 26,      March 25,      March 31,     March 29,
                                       1992         1993          1994            1995          1996
- -------------------------------------------------------------------------------------------------------
STATEMENT OF INCOME:
Net sales                          $   119,455   $  162,945     $ 231,832     $   330,547    $  417,214
Cost of products sold                   98,592      134,584       194,634         275,848       345,508
                                   --------------------------------------------------------------------
Gross profit                            20,863       28,361        37,198          54,699        71,706
Selling, general and
  administrative expenses               17,787       22,452        29,996          40,776        52,676
                                   --------------------------------------------------------------------
Income from operations                   3,076        5,909         7,202          13,923        19,030
Interest expense                          (878)        (434)         (409)           (395)         (751)
Other income                               197          132           131             514         1,276
                                   --------------------------------------------------------------------
Income before income from
  affiliate, income taxes and
  cumulative effect of
  accounting change                      2,395        5,607         6,924          14,042        19,555
Income from affiliate                      285          877         1,823           2,745         2,995
                                   --------------------------------------------------------------------
Income before income taxes
  and cumulative effect of
  accounting change                      2,680        6,484         8,747          16,787        22,550
Income tax expense                       1,074        2,197         2,649           5,562         7,572
                                   --------------------------------------------------------------------
Income before cumulative
  effect of accounting change            1,606        4,287         6,098          11,225        14,978
Cumulative effect of change in
  method of accounting for
  income taxes (1)                           -         (379)            -               -             -
Net income                         $     1,606   $    3,908     $   6,098     $    11,225    $   14,978
                                   ====================================================================
Net income per common share        $      0.17   $     0.40     $    0.61     $      1.16    $     1.47
                                   ====================================================================
Weighted average common and
  common equivalent shares
  outstanding                            9,371        9,776         9,932           9,679        10,175

OPERATING DATA:
Number of homes sold                     4,848        6,213         7,988          10,197        12,175
Multi-section homes sold as a
  percentage of total homes sold            81%          78%           83%             86%           82%
Number of manufacturing
  facilities (2)                             7            9            12              13            14

BALANCE SHEET DATA:
Working capital                    $     5,299   $    3,473     $   3,852     $     1,966    $   22,727
Total assets                            34,917       46,811        65,914          97,650       143,712
Long-term debt                           5,825        3,700         3,616           7,700         3,784
Shareholders' equity                    11,854       16,042        22,736          32,907        68,982

(1) Reflects the cumulative effect as of March 28, 1992 of the adoption by the Company of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."
(2)  As of the end of the applicable period.





                                                                             p.9

                                               P A L M   H A R B O R   H O M E S

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         Consumers continue to purchase our homes at record levels. Net sales, net income and earnings per share rose to $417.2 million, $15.0 million and $1.47, respectively. These results reflect a four year compounded growth rate of 37%, 75% and 72%, respectively. The Company added 11 Company-owned or affiliated retail superstores, reaching a total of 44 locations. A fourteenth manufacturing facility, located in Oregon, began production in April 1995. The Company continued to implement its vertical integration plan with the start-up of its finance subsidiary, CountryPlace Mortgage.

         The following table sets forth certain items of the Company's statement of income as a percentage of net sales for the period indicated.

                                                            Fiscal Year Ended
                                                   ----------------------------------------
                                                   March 25,      March 31,      March 29,
                                                      1994          1995            1996
- -------------------------------------------------------------------------------------------
Net sales                                             100.0%        100.0%          100.0%
Cost of products sold                                  84.0          83.5            82.8
                                                 ----------------------------------------
     Gross profit                                      16.0          16.5            17.2
Selling, general and administrative expenses           12.9          12.3            12.6
                                                 ----------------------------------------
     Income from operations                             3.1           4.2             4.6
Interest expense                                       (0.2)         (0.1)           (0.2)
Other income                                              -           0.2             0.3
                                                 ----------------------------------------
Income before income from affiliate and
  income taxes                                          2.9           4.3             4.7
Income from affiliate                                   0.8           0.8             0.7
Income tax expense                                      1.1           1.7             1.8
                                                 ----------------------------------------
     Net income                                         2.6%          3.4%            3.6%
                                                 ========================================


1996 COMPARED TO 1995

         Net Sales. Net sales increased 26.2% to $417.2 million in 1996 from $330.5 million in 1995. The 26.2% increase in net sales reflected a 19.4% increase in the volume of homes sold and a 5.7% increase in selling prices. The increase in volume and average selling prices is due to the growth in the Company's retail operations and expansion of manufacturing facilities. The number of Company-owned or affiliated retail superstores, excluding the 19 operated by Newco Homes, Inc. ("Newco"), a Texas-based retailer in which the Company is a 41.6% stockholder, increased from 15 in 1995 to 25 in 1996; and the volume of homes sold increased 71%. Net sales for 1996 include $41.1 million from two manufacturing facilities that were not open for the full 1995 fiscal year.

         Gross Profit. Increased sales volume contributed to an increase in gross profit of 31.1% to $71.7 million in 1996 compared to $54.7 million in 1995. During the same period, gross profit margin as a percentage of net sales increased to 17.2% from 16.5%. Gross profit for 1996 increased due to the expansion of the Company's retail operations, the continued maturation of relatively new manufacturing facilities and slight decreases in material costs.

         Selling, General and Administrative Expenses. Primarily due to start-up expenses for ten retail superstores, increased sales and the addition of manufacturing facilities, selling, general and administrative expenses increased 29.2% to $52.7 million in 1996 from $40.8 million in 1995. Selling, general and administrative expenses as a percentage of net sales increased to 12.6% in 1996 from 12.3% in 1995.





p.10

         Income from Operations. As a result of the foregoing factors, income from operations increased 36.7% to $19.0 million in 1996 compared to $13.9 million in 1995.

         Income from Affiliate. Income from affiliate, which consists of the Company's 41.6% equity interest in the net earnings of Newco, increased 9.1% to $3.0 million in 1996 from $2.7 million in 1995. Newco's volume of homes sold increased 13.2% and average selling prices increased 11.3%.

1995 COMPARED TO 1994

         Net Sales. Net sales increased 42.6% to $330.5 million in 1995 from $231.8 million in 1994. The 42.6% increase in net sales reflected a 27.6% increase in the volume of homes sold and an 11.7% increase in selling prices. The number of Company-owned or affiliated retail superstores (excluding Newco) increased from 10 to 15 during 1995 and the volume of homes sold increased 127%. During November 1994, the Company commenced production at a new manufacturing facility which had approximately $3.5 million of net sales in 1995.

         Gross Profit. Increased sales volume contributed to an increase in gross profit of 47.0% to $54.7 million in 1995 compared to $37.2 million in 1994. During the same period, gross profit margin increased to 16.5% from 16.0%. The increase in gross profit margin was largely due to increased productivity and improved efficiencies as manufacturing facilities which began production during the last two fiscal years matured. Additionally, gross profit margin was favorably impacted by reduced start-up expenses.

         Selling, General and Administrative Expenses. Primarily as a result of increased sales and the addition of a new manufacturing facility, selling, general and administrative expenses increased 36.0% to $40.8 million in 1995 from $30.0 million in 1994. Selling, general and administrative expenses as a percentage of net sales decreased to 12.3% from 12.9%.

         Income from Operations. As a result of the foregoing factors, income from operations increased 93.3% to $13.9 million in 1995 compared to $7.2 million in 1994.

         Income from Affiliate. Income from affiliate, which consists of the Company's 41.6% equity interest in the net earnings of Newco, increased 50.6% to $2.7 million in 1995 from $1.8 million in 1994. Newco's volume of homes sold increased 23.9% and average selling prices increased 10.4%

         The following table reflects certain key statistics for the last three years (dollars in thousands):


                                                 ----------------------------------------
                                                    1994          1995            1996
- -----------------------------------------------------------------------------------------
Company owned/affiliated retail superstores:
  Locations at the end of the year                       25            33              44
  Weighted average new home sales per location          153           163             148
Independent retailers                                   539           510             600
Homes sold                                            7,988        10,197          12,175


LIQUIDITY AND CAPITAL RESOURCES

         On July 31, 1995, the Company completed a public offering of 302,700 shares of common stock at $12 per share to its employees, officers, directors and certain of its retailers, vendors and consultants. An additional 752,142 shares were distributed by Capital Southwest Corporation, a significant shareholder





                                                                            p.11

                                               P A L M   H A R B O R   H O M E S

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

of the Company, to its shareholders. Further, principal shareholders exercised warrants to purchase 5,483,197 shares of common stock at $.39744 per share. Proceeds to the Company approximated $5,400,000. On October 30, 1995, the Company completed a secondary public offering of 1,000,000 shares of common stock at $17 per share. Net proceeds to the Company approximated $15,900,000. The proceeds received from both offerings are being used to fund expansion of the Company's retail operations.

         Historically, the Company primarily financed its operations and capital expansion program through cash flow from operations and borrowings from Capital Southwest and Capital Southwest Venture Corporation ("CSVC"). The Company repaid its indebtedness to Capital Southwest and CSVC during 1996. Additionally, the Company repaid its indebtedness of approximately $700,000 to a significant shareholder.

         Capital expenditures were $7.0 million, $13.3 million and $6.8 million in 1994, 1995 and 1996, respectively. Capital expenditures during these periods were for expansion of manufacturing facilities and retail superstores and for normal property, plant and equipment maintenance and replacement. In 1995, capital expenditures included the August 1994 acquisition of a manufacturing facility in Texas for $1.3 million and the construction of a manufacturing facility in Oregon completed in April 1995 for $6.3 million. Additionally, in the first quarter of 1996, the Company acquired four retail superstores in the State of Washington, which are owned by the Company's wholly-owned subsidiary, Magic Living. The Company plans to spend approximately $15.0 million during 1997. These expenditures include the April 1996 acquisition of eight retail superstores in North Carolina, the addition of a manufacturing facility in Georgia and the purchase of a manufactured home property and casualty insurance company. The Company also plans to upgrade and expand its current manufacturing facilities as well as add 12 retail superstores in 1997.

         The Company believes that cash flow from operations, together with proceeds from the public offering, will be adequate to support its working capital and currently planned capital expenditure needs in the foreseeable future. The Company may, from time to time, obtain floor plan financing for its retail inventories. Such practice is customary in the industry. However, because future cash flows and the availability of financing will depend on a number of factors, including prevailing economic and financial conditions, business and other factors beyond the Company's control, no assurances can be given in this regard.

         In accordance with customary business practice in the manufactured housing industry, the Company has entered into repurchase agreements with various financial institutions and other credit sources pursuant to which the Company has agreed, under certain circumstances, to repurchase homes sold to independent retailers in the event of a default by a retailer in its obligation to such credit sources. Under such agreements, the Company agrees to repurchase homes at declining prices over the term of the agreement (which generally ranges from 12 to 18 months). The Company estimates that its potential obligations under such repurchase agreements approximated $103 million at March 29, 1996. During 1994, 1995 and 1996, net expenses (income) incurred by the Company under these repurchase agreements totaled $28,000, $22,000 and ($3,000), respectively.

FORWARD-LOOKING INFORMATION

         Management is unaware of any trends or conditions that could have a material adverse effect on the Company's consolidated financial position, future results of operations or liquidity. However, investors should also be aware of factors which could have a negative impact on prospects and the consistency of progress. These include political, economic or other factors such as inflation rates, recessionary or expansive trends, taxes and regulations and laws affecting the business in each of the Company's markets; competitive product, advertising, promotional and pricing activity; dependence on the rate of development and degree of acceptance of new product introductions in the marketplace; and the difficulty of forecasting sales at certain times in certain markets.





p.12

                                               P A L M   H A R B O R   H O M E S

CONSOLIDATED BALANCE SHEETS
(In thousands of dollars)


                                                                -------------------------
                                                                  1995            1996
- -----------------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents                                     $  11,421     $    23,441
  Investments                                                         803           5,087
  Trade accounts receivable                                        21,135          33,052
  Due from affiliate                                                1,875           3,848
  Inventories                                                      16,494          18,863
  Prepaid expenses and other assets                                 1,058           1,111
  Deferred income taxes                                             2,086           3,582
                                                                -------------------------
Total current assets                                               54,872          88,984
Other assets:
  Investments in and advances to affiliate                          6,720           9,715
  Notes receivable                                                  1,722           5,905
  Other assets                                                      1,887           3,272
  Tax benefits purchased                                              721             643
                                                                -------------------------
                                                                   11,050          19,535
Property, plant and equipment, at cost:
  Land and improvements                                             4,238           5,698
  Buildings and improvements                                       18,140          24,746
  Machinery and equipment                                          13,927          17,203
  Construction in progress                                          8,263           3,275
                                                                -------------------------
                                                                   44,568          50,922
  Accumulated depreciation                                         12,840          15,729
                                                                -------------------------
                                                                   31,728          35,193
                                                                -------------------------
Total assets                                                    $  97,650     $   143,712
                                                                =========================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable                                              $  26,481     $    34,748
  Accrued liabilities                                              24,425          31,323
  Revolving credit note                                             2,000               -
  Current portion of long-term debt                                     -             186
                                                                -------------------------
Total current liabilities                                          52,906          66,257
Long-term debt, less current portion                                7,700           3,784
Deferred income taxes                                               4,137           4,689

Commitments and contingencies

SHAREHOLDERS' EQUITY:
  Preferred stock, $.01 par value:
     Authorized shares - 2,000,000
     Issued and outstanding shares - none
  Common stock, $.01 par value:
     Authorized shares - 20,000,000
     Issued shares - 4,077,701 at March 31, 1995, and
         10,863,598 at March 29, 1996                                  41             109
  Additional paid-in capital                                        1,572          23,012
  Retained earnings                                                31,294          46,272
                                                                -------------------------
                                                                   32,907          69,393

  Less treasury shares, at cost, none  at March 31, 1995
     and 13,281 at March 29, 1996                                       -            (205)
Notes receivable from shareholders                                      -            (206)
                                                                -------------------------
Total shareholders' equity                                         32,907          68,982
                                                                -------------------------
Total liabilities and shareholders' equity                      $  97,650     $   143,712
                                                                =========================


See accompanying notes.





                                                                            p.13

                                               P A L M   H A R B O R   H O M E S

CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share data)

                                                                               Year Ended
                                                                ---------------------------------------
                                                                March 25,      March 31,     March 29,
                                                                  1994            1995          1996
- -------------------------------------------------------------------------------------------------------
Net sales                                                       $ 231,832     $   330,547    $  417,214

Cost of products sold                                             194,634         275,848       345,508
Selling, general and administrative expenses                       29,996          40,776        52,676
                                                                ---------------------------------------
Income from operations                                              7,202          13,923        19,030

Interest expense                                                     (409)           (395)         (751)
Other income                                                          131             514         1,276
                                                                ---------------------------------------
Income before income from affiliate and income taxes                6,924          14,042        19,555

Income from affiliate                                               1,823           2,745         2,995
                                                                ---------------------------------------
Income before income taxes                                          8,747          16,787        22,550

Income tax expense                                                  2,649           5,562         7,572
                                                                ---------------------------------------

Net income                                                      $   6,098     $    11,225    $   14,978
                                                                =======================================

Earnings per common share                                       $    0.61     $      1.16    $     1.47
                                                                =======================================

Weighted average common shares and
  common equivalents                                                9,932           9,679        10,175
                                                                =======================================


See accompanying notes.





p.14

                                               P A L M   H A R B O R   H O M E S

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In thousands of dollars)


                                                                                               Notes
                              Common Stock       Additional               Treasury Shares    Receivable
                          --------------------    Paid-In    Retained    -----------------      from
                            Shares     Amount     Capital    Earnings    Shares    Amount   Shareholders  Total
- -----------------------------------------------------------------------------------------------------------------
Balance at
 March 26, 1993            2,866,304     $  28   $   3,504   $ 13,415    (49,413)  $ (282)     $(623)    $ 16,042
  Net income                       -         -           -      6,098          -        -          -        6,098
  Shares issued for cash      64,693         1         231          -          -        -          -          232
  Treasury shares sold-
     net of purchases              -         -        (118)         -     49,413      282          -          164
  1.25 to 1 stock split      732,793         7          (7)         -          -        -          -            -
  Payments on
     shareholder notes             -         -           -          -          -        -        200          200
                          ---------------------------------------------------------------------------------------
Balance at
 March 25, 1994            3,663,790        36       3,610     19,513          -        -       (423)      22,736
  Net income                       -         -           -     11,225          -        -          -       11,225
  Shares issued                3,750         -           9          -          -        -          -            9
  Treasury shares
     purchased and
     cancelled              (203,099)       (4)     (1,615)         -          -        -          -       (1,619)
  Payments on and
     cancellation of
     shareholder notes      (202,500)        -        (423)         -          -        -        423            -
  Unrealized gain
     on marketable
     securities,
     net of taxes                  -         -           -        556          -        -          -          556
  1.25 to 1 stock split      815,760         9          (9)         -          -        -          -            -
                          ---------------------------------------------------------------------------------------
Balance at
 March 31, 1995            4,077,701        41       1,572     31,294          _        _          -       32,907
  Net income                       -         -           -     14,978          -        -          -       14,978
  Shares issued:
     offerings             1,302,700        13      19,316          -          -        -          -       19,329
     warrants              5,483,197        55       2,124          -          -        -          -        2,179
  Treasury shares
     purchased                    -          -           -          -    (13,281)    (205)         -         (205)
  Shareholders' notes -
     net of payments               -         -           -          -          -        -       (206)        (206)
                          ---------------------------------------------------------------------------------------
Balance at
 March 29, 1996           10,863,598     $ 109   $  23,012   $ 46,272    (13,281)  $ (205)     $(206)    $ 68,982
                          =======================================================================================

See accompanying notes.




                                                                            p.15

                                               P A L M   H A R B O R   H O M E S

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of dollars)


                                                                              Year Ended
                                                                ---------------------------------------
                                                                March 25,      March 31,      March 29,
                                                                  1994          1995            1996
- -------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                                      $   6,098     $    11,225    $   14,978
  Adjustments to reconcile net income to net
     cash provided by operating activities:
         Depreciation and amortization                              1,748           2,246         3,147
         Deferred income tax benefit                                 (412)         (1,373)         (944)
         Income from affiliate                                     (1,823)         (2,745)       (2,995)
         Loss (gain) on disposition of assets                         (10)            (16)           26
         Changes in operating assets and liabilities:
           Trade accounts receivable                               (5,994)         (6,637)      (11,917)
           Due from affiliate                                      (1,180)          1,299        (1,973)
           Inventories                                             (3,895)         (5,049)       (2,369)
           Notes receivable                                           640            (164)       (4,183)
           Prepaid expenses and other current assets                  (14)           (251)          (53)
           Other assets                                               (26)            (19)       (1,381)
           Accounts payable and accrued expenses                   12,352          14,774        15,165
                                                                ---------------------------------------
Net cash provided by operating activities                           7,484          13,290         7,501

Investing Activities
Purchases of property, plant and equipment                         (6,971)        (13,277)       (6,765)
Purchases of short-term investments                                     -            (803)       (4,820)
Sales of short-term investments                                         -               -           536
Proceeds from disposition of assets                                    34              16           201
Other                                                                  43               -             -
                                                                ---------------------------------------
Net cash used in investing activities                              (6,894)        (14,064)      (10,848)

Financing Activities
Proceeds from notes payable and long-term borrowings                    -           7,000             -
Principal payments on notes payable and long-term debt                  -          (1,000)       (5,730)
Proceeds from sale of stock, net                                      113              10        21,508
Net sale (purchases) of treasury stock                                282          (1,619)         (205)
Notes receivable from shareholders, net                               200               _          (206)
                                                                ---------------------------------------
Net cash provided by financing activities                             595           4,391        15,367

Net increase in cash and cash equivalents                           1,185           3,617        12,020
Cash and cash equivalents at beginning of period                    6,619           7,804        11,421
                                                                ---------------------------------------
Cash and cash equivalents at end of period                      $   7,804     $    11,421    $   23,441
                                                                =======================================


See accompanying notes.





p.16

                                               P A L M   H A R B O R   H O M E S

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

         The consolidated financial statements include the accounts of Palm Harbor Homes, Inc. (the Company) and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation. Investments in affiliated companies that are 20% to 50% owned are accounted for by the equity method. The Company's fiscal year ends on the last Friday in March. Fiscal years 1994, 1995 and 1996 contained 52, 53 and 52 weeks, respectively.

         Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the notes thereto. Actual results could differ from the assumptions used by management in preparation of the financial statements.

Revenue recognition

         Revenue is recognized on sales to independent retailers when the home is shipped which is when the title passes to the retailer. Revenue on retail sales is recognized when the title passes to the customer and, in the case of credit sales, when a down payment and required documentation are received.

         Most of the homes sold to independent retailers are financed through standard industry arrangements which include repurchase agreements (see Note
11). The Company extends credit in the normal course of business under normal trade terms and its receivables are subject to normal industry risk.

Cash and cash equivalents

         Cash and cash equivalents are all liquid investments with maturities of three months or less when purchased.

Investments

         The Company holds investments as trading and available-for-sale. The trading account assets consist of marketable equity securities and are stated at fair value. Marketable equity securities not classified as trading are classified as available-for-sale. Available-for-sale securities are stated at fair value, with the unrealized gains and losses, net of tax, reported in shareholders' equity.

Inventories

         Inventories are valued at the lower of cost (first-in, first-out method which approximates actual cost) or market.

Property, plant and equipment

         Property, plant and equipment are carried at cost. Depreciation is calculated using the straight-line method over the assets' estimated useful lives. Leasehold improvements are amortized using the straight-line method over the shorter of the lease period or the improvements' useful lives.

Product warranties

         Products are warranted against manufacturing defects for a period of one year commencing at the time of sale to the retail customer. Estimated costs relating to product warranties are provided at the date of sale to the retailer.

Start-up costs

         Costs incurred in connection with the start-up of manufacturing facilities and retail sales centers are expensed as incurred.

Earnings per share

         Earnings per share are computed based upon the weighted average number of common stock and common stock equivalents outstanding during the periods presented. Historical earnings per share data for fiscal years 1994 and 1995 have been adjusted to reflect the effect of the 1.25 to 1 stock split approved by the Board of Directors as of May 15, 1995 effective as of March 31, 1995.

2. PUBLIC OFFERINGS

         On July 31, 1995, the Company completed an initial public offering of 302,700 shares of common stock at $12 per share to its employees, officers, directors and certain of its retailers, vendors and





                                                                            p.17

                                               P A L M   H A R B O R   H O M E S
consultants. An additional 752,142 shares were distributed by a significant shareholder of the Company to its shareholders. Further, principal shareholders exercised warrants to purchase 5,483,197 shares of common stock at $.39744 per share. Proceeds to the Company approximated $5,400,000.

         On October 30, 1995, the Company completed a secondary public offering of 1,000,000 shares of common stock at $17 per share. Net proceeds to the Company approximated $15,900,000.

3. INVENTORIES

         Inventories consist of the following:

                                                 -------------------------
                                                 March 31,      March 29,
                                                   1995            1996
- --------------------------------------------------------------------------
                                                      (In thousands)
Raw materials                                    $   6,106     $     7,014
Work in process                                      2,036           2,405
Finished goods - manufacturing                       1,607           1,062
Finished goods - retail                              6,745           8,382
                                                 -------------------------
                                                 $  16,494     $    18,863
                                                 =========================


4. NOTES RECEIVABLE

         Notes consist principally of floor plan financing receivables from certain of the Company's retailers. The notes are collateralized by manufactured homes. Interest rates are approximately prime plus one-half percent (8.75% at March 29, 1996).

         Interest income relating to these notes for the fiscal years ended March 25, 1994, March 31, 1995 and March 29, 1996 approximated $237,000,
$189,000 and $424,000, respectively.

5. INVESTMENTS

         The Company's investments, which totaled $803,000 and $5,087,000 on March 31, 1995 and March 29, 1996, respectively, consist of marketable equity securities and municipal bonds with original maturities beyond three months and less than twelve months.

         Investments in and advances to affiliate consist of a 41.6% equity investment in Newco Homes, Inc. ("Newco"), a Texas-based retailer. The Company's equity investment totaled $6,320,000 and $9,315,000 at March 31, 1995 and March 29, 1996, respectively.

         Summarized financial information with respect to Newco is as follows:

                                              Year Ended March 31,
                                  ----------------------------------------
                                     1994          1995            1996
- --------------------------------------------------------------------------
                                                 (In thousands)
Income statement data:
  Net sales                       $  103,692     $ 141,852     $   178,657
  Net income                           4,640         6,576           7,651


                                                         March 31,
                                                 -------------------------
                                                   1995            1996
- --------------------------------------------------------------------------
                                                       (In thousands)
Balance sheet data:
  Total assets                                   $  38,311     $    45,246
  Shareholders' equity                              15,830          23,482

         Sales to Newco approximated 17.4%, 17.8% and 15.3% of net sales in fiscal 1994, 1995 and 1996, respectively. No other independent retailer accounted for more than five percent of net sales.





p.18

6. ACCRUED LIABILITIES

         Accrued liabilities consist of the following:

                                                 -------------------------
                                                 March 31,      March 29,
                                                   1995            1996
- --------------------------------------------------------------------------
                                                       (In thousands)
Sales incentives                                 $   6,761     $     8,169
Salaries, wages and benefits                         8,093          11,645
Warranty                                             4,193           5,564
Other                                                5,378           5,945
                                                 -------------------------
                                                 $  24,425     $    31,323
                                                 =========================


7. NOTES PAYABLE AND LONG-TERM DEBT

         Long-term debt consists of the following:

                                                                -------------------------
                                                                March 31,      March 29,
                                                                  1995            1996
- -----------------------------------------------------------------------------------------
                                                                      (In thousands)
Economic development revenue bonds; interest payable monthly at 7.54%; monthly interest and principal payments of $40,029 through January 2006; final payment of $2,002,040 in
  February 2006                                                 $   4,000     $     3,970

Term note; interest payable quarterly at 10% per annum until
  January 1, 1998; $250,000 principal payment due January 1,
  1998, with the remaining principal due ratably on a quarterly
  basis ending in 1999                                              2,000               -

12% subordinated promissory note dOctober 1999                      1,000               -


Note to shareholder; interest at 10% until July 1996; payable thereafter in 36 monthly payments of $19,444, including
  principal and interest, through June 1999                           700               -
                                                                -------------------------
                                                                    7,700           3,970
Less current portion                                                    -             186
                                                                -------------------------
                                                                $   7,700     $     3,784
                                                                =========================

         Prior to the Company's initial public offering, a line of credit was maintained with a significant shareholder. During fiscal 1995, the Company borrowed $3,000,000 under the credit arrangement, of which $2,000,000 was outstanding at March 31, 1995. The credit arrangement terminated upon completion of the public offering.

         The revenue bonds require the maintenance of certain financial statement ratios, are collateralized by certain fixed assets having a carrying value as of March 29, 1996 of $6,720,000, and prohibit the payment of dividends.

         The term and subordinated promissory notes were repaid by the Company during fiscal 1996. The $700,000 note payable related to the purchase of a manufacturing facility and land from a significant shareholder and was repaid by the Company during fiscal 1996.





                                                                            p.19

                                               P A L M   H A R B O R   H O M E S

         Total interest paid in fiscal 1994, 1995 and 1996 was $461,000, $542,000 and $670,000, respectively.

         Scheduled maturities of long-term debt are as follows (in thousands):

     1997                                                       $     186
     1998                                                             201
     1999                                                             216
     2000                                                             233
     2001 and thereafter                                            3,134

8. INCOME TAXES

         Income tax provisions for the three fiscal years ended March 29, 1996 were determined by the liability method.

                                  ----------------------------------------
                                  March 25,      March 31,      March 29,
                                     1994          1995            1996
- --------------------------------------------------------------------------
                                              (In thousands)
Current:
  Federal                         $    2,698     $   5,821     $     7,381
  State                                  363           895           1,303

Deferred                                (412)       (1,154)         (1,112)
                                  ----------------------------------------
Total income taxes                $    2,649     $   5,562     $     7,572
                                  ========================================


         Components of deferred tax assets and liabilities are as follows:


                                                 -------------------------
                                                 March 31,      March 29,
                                                   1995            1996
- --------------------------------------------------------------------------
                                                       (In thousands)
Deferred tax liabilities:
  Tax benefits purchased                         $   3,596     $     3,541
  Property and equipment                               719             701
  Unremitted earnings of affiliate                     437             664
  Other                                                 85              13
                                                 -------------------------
     Total deferred tax liabilities                  4,837           4,919

Deferred tax assets:
  Warranty reserves                                  1,455           1,907
  Accrued liabilities                                1,035           1,348
  Inventory                                            126             304
  Other                                                170             253
                                                 -------------------------
     Total deferred tax assets                       2,786           3,812
                                                 =========================
Net deferred income tax liability                $   2,051     $     1,107
                                                 =========================





p.20

         The effective income tax rate on pretax earnings differed from the U.S. federal statutory rate for the following reasons:


                                                 ----------------------------------------
                                                 March 25,      March 31,      March 29,
                                                    1994          1995            1996
- -----------------------------------------------------------------------------------------
Tax at statutory rate                            $    2,974     $   5,875     $     7,892
Add (deduct):
  Equity in earnings of affiliate                      (496)         (769)           (839)
  State taxes - net of federal tax benefit              240           581             847
  Jobs tax credit                                       (56)          (84)              -
  Tax exempt interest                                   (15)          (80)           (234)
  Other                                                   2            39             (94)
                                                 ----------------------------------------
Income tax provision                             $    2,649      $  5,562     $     7,572
                                                 ========================================
Effective tax rate                                     30.3%         33.1%           33.6%
                                                 ========================================


         Tax benefits purchased are investments in Safe Harbor lease agreements that are carried net of tax benefits realized. The balance will be amortized over the remaining term of the related lease.

         Cash payments of income taxes were $3,794,000, $6,415,000 and $8,169,000 in fiscal years 1994, 1995 and 1996, respectively.

9. SHAREHOLDERS' EQUITY

         The Board of Directors may, without further action by the Company's shareholders, from time to time, authorize the issuance of shares of preferred stock in series and may, at the time of issuance, determine the powers, rights, preferences and limitations, including the dividend rate, conversion rights, voting rights, redemption price and liquidation preference, and the number of shares to be included in any such series. Any preferred stock so issued may rank senior to the common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. In addition, any such shares of preferred stock may have class or series voting rights.

         On June 1, 1992, the Company provided interest bearing notes receivable to an officer for the purchase of shares of common stock for $2.75 per share. On June 25, 1994, in connection with the officer's resignation, the Company repurchased the officer's outstanding shares and canceled the outstanding balance of the notes.

         In connection with the Company's initial public offering, approximately 100 employees purchased stock whereby the Company accepted notes receivable for half of the purchase. Such notes totaled $206,000 at March 29, 1996 and are payable over two years from date of purchase with interest at 9%.

10. EMPLOYEE PLAN

         The Company sponsors an employee savings plan (the Plan) that is intended to provide participating employees with additional income upon retirement. Employees may contribute between 1% and 15% of eligible compensation to the Plan. The Company matches 50% of the first 6% deferred by employees. Employees are eligible to participate after one year of employment and employer contributions are vested after five years of service. Contribution expense was $266,000, $596,000 and $700,000 in fiscal years 1994, 1995 and
1996, respectively.

11. COMMITMENTS AND CONTINGENCIES

         Future minimum lease payments for all noncancelable operating leases having a remaining term in excess of one year at March 29, 1996, are as follows (in thousands):

     1997                                                       $   2,325
     1998                                                           1,686
     1999                                                             890
     2000                                                             506
     2001 and thereafter                                              505
                                                                ---------
                                                                $   5,912
                                                                =========





                                                                            p.21

                                               P A L M   H A R B O R   H O M E S

         Rent expense (net of sublease income) was $1,217,000, $1,644,000 and $2,337,000 for the years ended March 25, 1994, March 31, 1995 and March 29, 1996, respectively.

         The Company is contingently liable under the terms of repurchase agreements covering retailers' floor plan financing. Under such agreements, the Company agrees to repurchase homes at declining prices over the term of the agreement, generally 12 to 18 months. At March 29, 1996, the Company estimates that its potential obligations under such repurchase agreements were approximately $103 million. However, it is management's opinion that no material loss will occur from the repurchase agreements. During the past three fiscal years, no significant costs have been incurred relating to such repurchase agreements.

         The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect the financial position or results of operations of the Company.

12. QUARTERLY FINANCIAL DATA (UNAUDITED)

         The following table sets forth certain unaudited quarterly financial information for the fiscal years ended March 31, 1995 and March 29, 1996.



                                   --------------------------------------------------------------------
                                      First        Second         Third          Fourth
                                     Quarter      Quarter        Quarter        Quarter        Total
- -------------------------------------------------------------------------------------------------------
                                                  (In thousands, except per share data)
FISCAL YEAR ENDED
  March 31, 1995
     Net sales                     $    75,484   $   82,297     $  79,410     $    93,356    $  330,547
     Gross profit                       12,541       13,314        12,823          16,021        54,699
     Income from operations              2,978        3,733         3,302           3,910        13,923
     Net income                          2,576        3,144         2,697           2,808        11,225
     Earnings per share                    .27          .32           .28             .29          1.16

FISCAL YEAR ENDED
  March 29, 1996
     Net sales                     $    98,766   $  103,247     $ 104,976     $   110,225    $  417,214
     Gross profit                       16,334       17,267        17,685          20,420        71,706
     Income from operations              4,233        4,522         4,576           5,699        19,030
     Net income                          3,436        3,617         3,581           4,344        14,978
     Earnings per share                    .36          .37           .34             .40          1.47





p.22

                                               P A L M   H A R B O R   H O M E S

REPORT OF INDEPENDENT AUDITORS


Board of Directors
Palm Harbor Homes, Inc.

         We have audited the accompanying consolidated balance sheets of Palm Harbor Homes, Inc. and subsidiaries (the Company) as of March 31, 1995 and March 29, 1996, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three fiscal years in the period ended March 29, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Palm Harbor Homes, Inc., and subsidiaries at March 31, 1995 and March 29, 1996, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended March 29, 1996, in conformity with generally accepted accounting principles.


                             /s/ ERNST & YOUNG LLP

Dallas, Texas
May 3, 1996





                                                                            p.23