Form 10-K405, Exhibit 13
period 1997-03-28
PALM HARBOR HOMES INC /FL/
filed 1997-06-17
CIK 923473

                                                                    EXHIBIT 13.1

                            SELECTED FINANCIAL DATA

              (In thousands, except per share and operating data)

                                                                       Fiscal Year Ended
-------------------------------------------------------------------------------------------------------------------------------
                                                      March 26,       March 25,       March 31,        March 29,     March 28,
                                                        1993             1994           1995             1996          1997
-------------------------------------------------------------------------------------------------------------------------------
Statement of Income:
Net sales                                             $ 162,945       $ 231,832       $ 330,547       $ 417,214       $ 563,192
Cost of sales                                           134,584         194,634         275,848         345,508         436,850
                                                      -------------------------------------------------------------------------
Gross profit                                             28,361          37,198          54,699          71,706         126,342
Selling, general and administrative expenses             22,452          29,996          40,776          52,676          87,983
                                                      -------------------------------------------------------------------------
Income from operations                                    5,909           7,202          13,923          19,030          38,359
Interest expense                                           (434)           (409)           (395)           (751)         (2,029)
Other income                                                132             131             514           1,276           2,250
                                                      -------------------------------------------------------------------------
Income before income from affiliate, income taxes
   and cumulative effect of accounting change             5,607           6,924          14,042          19,555          38,580
Income from affiliate                                       877           1,823           2,745           2,995           1,049
                                                      -------------------------------------------------------------------------
Income before income taxes and cumulative
   effect of accounting change                            6,484           8,747          16,787          22,550          39,629
Income tax expense                                        2,197           2,649           5,562           7,572          14,890
                                                      -------------------------------------------------------------------------
Income before cumulative effect of
   accounting change                                      4,287           6,098          11,225          14,978          24,739
Cumulative effect of change in method of
   accounting for income taxes                             (379)             --              --              --              --
                                                      =========================================================================
Net income                                            $   3,908       $   6,098       $  11,225       $  14,978       $  24,739
                                                      =========================================================================
Net income per common share                           $    0.32       $    0.49       $    0.93       $    1.18       $    1.68
                                                      =========================================================================
Weighted average common and common
   equivalent shares outstanding                         12,220          12,415          12,099          12,718          14,737

Operating Data:
Number of homes sold                                      6,213           7,988          10,197          12,175          13,873
Multi-section homes sold as a percentage of
   total homes sold                                          78%             83%             86%             82%             81%
Number of manufacturing facilities (1)                        9              12              13              14              15
Number of company-owned superstores (1)                       3               5               9              16              54

Balance Sheet Data:
Working capital                                       $   3,473       $   3,852       $   1,966       $  22,727       $  39,232
Total assets                                             46,811          65,914          97,650         143,712         246,335
Long-term debt                                            3,700           3,616           7,700           3,784           3,583
Shareholders' equity                                     16,042          22,736          32,907          68,982         119,949

(1)  As of the end of the applicable period.


                             Palm Harbor Homes 13

       MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                            RESULTS OF OPERATIONS

   Fiscal 1997 was another record year for Palm Harbor with net sales of $563.2 million, net income of $24.7 million and earnings per share of $1.68. These results reflect a compound growth rate over the last 5 years of 36%, 59% and 51% for net sales, net income and earnings per share, respectively.

   During fiscal 1997, the Company acquired Newco Homes, Inc., ("Newco") and Energy Efficient Housing, Inc., bringing the total of Company-owned retail superstores to 54. Manufacturing capacity increased with the opening of the Company's fifteenth manufacturing facility, located in Georgia.

   The Company's vertical integration plan was further enhanced with the acquisition of a property and casualty insurer of manufactured homes, Standard Casualty Company, and the continued maturation of its finance subsidiary, CountryPlace Mortgage.

   The following table sets forth certain items of the Company's statement of income as a percentage of net sales for the period indicated.

                                                                   Fiscal Year Ended
                                                        -----------------------------------
                                                          March 31,   March 29,    March 28,
                                                           1995         1996         1997
-------------------------------------------------------------------------------------------
Net sales                                                  100.0%      100.0%      100.0%
Cost of sales                                               83.5        82.8        77.6
                                                        -----------------------------------
   Gross profit                                             16.5        17.2        22.4
Selling, general and administrative expenses                12.3        12.6        15.6
                                                        -----------------------------------
   Income from operations                                    4.2         4.6         6.8
Interest expense                                            (0.1)       (0.2)       (0.4)
Other income                                                 0.2         0.3         0.4
                                                        -----------------------------------
Income before income from affiliate and income taxes         4.3         4.7         6.8
Income from affiliate                                        0.8         0.7         0.2
Income tax expense                                           1.7         1.8         2.6
                                                        -----------------------------------
   Net income                                                3.4%        3.6%        4.4%
                                                        -----------------------------------

   The following table reflects the percentage increases in retail sales by Company-owned superstores and in wholesale sales on a pro forma basis as if the results of Newco and Energy Efficient Housing, Inc. were consolidated for the periods indicated. It also shows percentage increases in the average number of Company-owned superstores and in average home price.


                                                 Pro forma       Pro forma
                                                Fiscal Year      Fiscal Year
                                               1997 vs 1996     1996 vs 1995
------------------------------------------------------------------------------
Retail:
   Dollar sales                                    +20.6%          +43.7%
   Weighted average number of superstores          +30.2%          +41.9%
   Average home price                               +7.8%          +13.1%

Wholesale:
   Dollar sales                                    +14.7%          +21.0%
   Average home price                               +2.9%           +1.9%



                             Palm Harbor Homes 14

1997 Compared to 1996

   Net Sales. Net sales increased 35.0% to $563.2 million in 1997 from $417.2 million in 1996. Of this increase, 28.6% was a result of the acquisitions of the remaining 58.4% of Newco and of Energy Efficient Housing, Inc. The 35.0% increase in net sales reflected a 13.9% increase in the volume of homes sold and a significant increase in the number of the Company's homes sold through Company-owned retail superstores. In addition to the Company's acquisitions, the increase in volume and retail sales of the Company's homes through Company-owned superstores resulted from the opening of new retail superstores and an increase in production at manufacturing facilities.

   Gross Profit. Gross profit increased 76.2% to $126.3 million in 1997 from $71.7 million in 1996. During the same period, gross profit margin as a percentage of net sales increased to 22.4% from 17.2%. This increase was primarily the result of selling 31% of the Company's homes through Company-owned retail superstores in 1997 versus 7% in 1996.

   Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 67.0% to $88.0 million in 1997 from $52.7 million in 1996, primarily due to operating expenses related to the acquired superstores, increased sales and start-up expenses. As a percentage of net sales, selling, general and administrative expenses increased to 15.6% in 1997 from 12.6% in 1996. Of the 3.0% increase, approximately 1.8% was related to performance compensation based on operating results at acquired superstores.

   Income from Operations. As a result of the foregoing factors, income from operations increased 101.6% to $38.4 million in 1997 compared to $19.0 million in 1996.

   Other Income. Other income increased 76.3% to $2.3 million in 1997 from $1.3 million in 1996. This increase was primarily the result of interest earned on additional cash available for the full year.

   Income from Affiliate. Income from affiliate decreased 65.0% to $1.0 million in 1997 from $3.0 million in 1996. The decrease was due to consolidating Newco's operating results with the Company's operations beginning in the second quarter of fiscal 1997. See "Note 3" in Notes to Consolidated Financial Statements.

1996 Compared to 1995

   Net Sales. Net sales increased 26.2% to $417.2 million in 1996 from $330.5 million in 1995. The 26.2% increase in net sales reflected a 19.4% increase in the volume of homes sold and a 5.7% increase in selling prices. The increase in volume and average selling prices is due to the growth in the Company's retail operations and expansion of manufacturing facilities. The number of Company-owned or affiliated retail superstores, excluding the 19 operated by Newco, increased from 15 in 1995 to 25 in 1996; and the volume of homes sold increased 71%. Net sales for 1996 include $41.1 million from two manufacturing facilities that were not open for the full 1995 fiscal year.

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


                             Palm Harbor Homes 15

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                          AND RESULTS OF OPERATIONS

   Income from Operations. As a result of the foregoing factors, income from operations increased 36.7% to $19.0 million in 1996 compared to $13.9 million in 1995.

   Other Income. Other income increased 148.3% to $1.3 million in 1996 from $.5 million in 1995. This increase was primarily the result of additional interest earned on investments of the unused proceeds received from the public offerings of shares of common stock.

   Income from Affiliate. Income from affiliate, which consisted of the Company's 41.6% equity interest in the net earnings of Newco, increased 9.1% to $3.0 million in 1996 from $2.7 million in 1995. Newco's volume of homes sold increased 13.2% and average selling prices increased 11.3%.

Liquidity and Capital Resources

   Historically, the Company financed its operations and capital expansion program primarily through cash flow from operations. On July 31, 1995, the Company completed a public offering of 302,700 shares of common stock at $12 per share to its employees, officers, directors and certain of its retailers, vendors and consultants. An additional 752,142 shares were distributed by Capital Southwest Corporation, a significant shareholder of the Company, to its shareholders. Further, principal shareholders exercised warrants to purchase 5,483,197 shares of common stock at $.39744 per share. On October 30, 1995, the Company completed a secondary public offering of 1,000,000 shares of common stock at $17 per share. The proceeds received from the offerings approximated $21.3 million and were used primarily to fund expansion of the Company's retail operations.

   On August 1, 1996, the Company acquired the remaining 58.4% of Newco, a Texas-based retailer of manufactured homes. The Company had previously owned 41.6% of Newco's outstanding shares. The purchase price for the remaining 58.4% of Newco's outstanding shares consisted of $17.3 million cash and 1,444,445 shares of the Company's common stock.

   Capital expenditures were $13.3 million, $6.8 million and $21.6 million in 1995, 1996 and 1997, respectively. Capital expenditures during these periods were for expansion of manufacturing facilities and retail superstores and for normal property, plant and equipment maintenance and replacement. In 1995, capital expenditures included the August 1994 acquisition of a manufacturing facility in Texas for $1.3 million and the construction of a manufacturing facility in Oregon completed in April 1995 for $6.3 million. In fiscal 1997, capital expenditures included the April 1996 acquisition and renovation of a manufacturing facility in Georgia for $3.2 million, the November 1996 acquisition of a manufacturing facility in Arizona for $1.4 million and expansion of retail superstores for $9.1 million. Approximately $7.0 million was expended for normal maintenance and replacement on mature manufacturing facilities. The Company expects capital expenditures to approximate $10.0 million during fiscal 1998. These expenditures include renovating the manufacturing facility in Arizona, upgrading current manufacturing facilities as well as adding 10-15 retail superstores.

   In April 1997, the Company obtained a commitment from a financial institution for a $25.0 million unsecured revolving line of credit for general corporate purposes. The line of credit will bear interest at the LIBOR rate plus .625% or the prime rate minus 1%. The Company has floor plan credit facilities totaling $68.5 million from financial institutions to finance a major portion of its home inventory at the Company's retail superstores. The facilities are secured by a portion of the Company's home inventory and cash in transit from financial institutions. Interest rates range from prime (8.5% at March 28, 1997) to prime plus .75%. The Company had $45.3 million outstanding on these lines of credit at March 28, 1997.

   The Company believes that cash flow from operations, together with floor plan financing and the revolving line of credit, will be adequate to support its working capital and currently planned capital expenditure needs in the foreseeable future. The Company may, from time to time, obtain additional floor plan financing for its retail inventories. Such practice is customary in the industry.

   However, because future cash flows and the availability of financing will depend on a number of factors, including

                             Palm Harbor Homes 16
prevailing economic and financial conditions, business and other factors beyond the Company's control, no assurances can be given in this regard.

   In accordance with customary business practice in the manufactured housing industry, the Company has entered into repurchase agreements with various financial institutions and other credit sources pursuant to which the Company has agreed, under certain circumstances, to repurchase homes sold to independent retailers in the event of a default by a retailer in its obligation to such credit sources. Under such agreements, the Company agrees to repurchase homes at declining prices over the term of the agreement (which generally ranges from 12 to 18 months). The Company estimates that its potential obligations under such repurchase agreements approximated $121 million at March 28, 1997. During 1995, 1996 and 1997, net expenses (income) incurred by the Company under these repurchase agreements totaled $22,000, ($3,000) and $55,000, respectively.

Forward-Looking Information

   Management is unaware of any trends or conditions that could have a material adverse effect on the Company's consolidated financial position, future results of operations or liquidity. However, investors should also be aware of factors which could have a negative impact on prospects and the consistency of progress. These include political, economic or other factors such as inflation rates, recessionary or expansive trends, taxes and regulations and laws affecting the business in each of the Company's markets; competitive product, advertising, promotional and pricing activity; dependence on the rate of development and degree of acceptance of new product introductions in the market place; and the difficulty of forecasting sales at certain times in certain markets.

Recent Accounting Pronouncements

   In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share" which will become effective in fiscal 1998. SFAS No. 128 will eliminate the disclosure of primary earnings per share which includes the dilutive effect of stock options, warrants and other convertible securities ("Common Stock Equivalents") and instead requires reporting of "basic" earnings per share, which will exclude Common Stock Equivalents. Additionally, SFAS No. 128 changes the methodology for fully diluted earnings per share. In the opinion of the Company's management, it is not anticipated that the adoption of this new accounting standard will have a material effect on the reported earnings per share of the Company.



                    [CHART]        [CHART]        [CHART]

                             Palm Harbor Homes 17

                          CONSOLIDATED BALANCE SHEETS

                           (In thousands of dollars)


                                                                            March 29,          March 28,
                                                                              1996               1997
-----------------------------------------------------------------------------------------------------------
Assets
Current assets:
   Cash and cash equivalents                                               $  23,441           $  26,346
   Investments                                                                 5,087               5,752
   Trade accounts receivable                                                  33,052              53,424
   Due from affiliate                                                          3,848
   Inventories                                                                18,863              66,275
   Prepaid expenses and other assets                                           1,111               1,447
   Deferred income taxes                                                       3,582               4,291
                                                                        -----------------------------------
Total current assets                                                          88,984             157,535

Investments in and advances to affiliate                                       9,715
Notes receivable                                                               5,905               2,278
Other assets, net                                                              3,272              32,490
Tax benefits purchased                                                           643                 565
                                                                        -----------------------------------
                                                                              19,535              35,333
Property, plant and equipment, at cost:
   Land and improvements                                                       5,698               9,614
   Buildings and improvements                                                 24,746              38,085
   Machinery and equipment                                                    17,203              20,498
   Construction in progress                                                    3,275               7,093
                                                                        -----------------------------------
                                                                              50,922              75,290
   Accumulated depreciation                                                   15,729              21,823
                                                                        -----------------------------------
                                                                              35,193              53,467
                                                                        -----------------------------------
Total assets                                                               $ 143,712           $ 246,335
                                                                        -----------------------------------

Liabilities and Shareholders' Equity
Current liabilities:
   Accounts payable                                                        $  30,800           $  37,276
   Floor plan payable                                                          3,948              45,255
   Accrued liabilities                                                        31,323              35,572
   Current portion of long-term debt                                             186                 200
                                                                        -----------------------------------
Total current liabilities                                                     66,257             118,303
Long-term debt, less current portion                                           3,784               3,583
Deferred income taxes                                                          4,689               4,500
Commitments and contingencies
Shareholders' equity:
   Preferred stock, $.01 par value:
     Authorized shares - 2,000,000
     Issued and outstanding shares - none
   Common stock, $.01 par value:
     Authorized shares - 20,000,000
     Issued shares - 10,863,598 at March 29, 1996, and 15,109,752
       at March 28, 1997                                                         109                 151
   Additional paid-in capital                                                 23,012              48,994
   Retained earnings                                                          46,272              71,011
                                                                        -----------------------------------
                                                                              69,393             120,156
   Less treasury shares - 13,281 at March 29, 1996, and 13,444
       at March 28, 1997                                                        (205)               (194)
Notes receivable from shareholders                                              (206)                (13)
                                                                        -----------------------------------
Total shareholders' equity                                                    68,982             119,949
                                                                        -----------------------------------
Total liabilities and shareholders' equity                                 $ 143,712           $ 246,335
                                                                        -----------------------------------

                            See accompanying notes.

                             Palm Harbor Homes 18

                       CONSOLIDATED STATEMENTS OF INCOME

                     (In thousands, except per share data)


                                                                                      Year Ended
                                                             -----------------------------------------------------
                                                                March 31,          March 29,           March 28,
                                                                  1995               1996                 1997
------------------------------------------------------------------------------------------------------------------
Net sales                                                      $ 330,547           $ 417,214           $ 563,192

Cost of sales                                                    275,848             345,508             436,850
Selling, general and administrative expenses                      40,776              52,676              87,983
                                                             -----------------------------------------------------
Income from operations                                            13,923              19,030              38,359

Interest expense                                                    (395)               (751)             (2,029)
Other income                                                         514               1,276               2,250
                                                             -----------------------------------------------------
Income before income from affiliate and income taxes              14,042              19,555              38,580

Income from affiliate                                              2,745               2,995               1,049
                                                             -----------------------------------------------------
Income before income taxes                                        16,787              22,550              39,629

Income tax expense                                                 5,562               7,572              14,890
                                                             -----------------------------------------------------

Net income                                                     $  11,225           $  14,978           $  24,739
                                                             -----------------------------------------------------
Earnings per common share                                      $     .93           $    1.18           $    1.68
                                                             -----------------------------------------------------
Weighted average common shares and common equivalents             12,099              12,718              14,737
                                                             -----------------------------------------------------

                            See accompanying notes.



                             Palm Harbor Homes 19

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                           (In thousands of dollars)


                                                                                                               Notes
                                                            Additional                                       Receivable
                                         Common Stock         Paid-In      Retained      Treasury Shares        From
                                     Shares       Amount      Capital      Earnings      Shares    Amount   Shareholders    Total
-----------------------------------------------------------------------------------------------------------------------------------
                                   ------------------------------------------------------------------------------------------------
Balance at March 25, 1994          3,663,790      $  36      $  3,610      $19,513          --         --      $(423)     $  22,736
   Net income                             --         --            --       11,225          --         --         --         11,225
   Shares issued                       3,750         --             9           --          --         --         --              9
   Treasury shares purchased
     and canceled                   (203,099)        (4)       (1,615)          --          --         --         --         (1,619)
   Payments on and
     cancellation of
     shareholder notes              (202,500)        --          (423)          --          --         --        423             --
   Unrealized gain on
     marketable securities,
     net of taxes                         --         --            --          556          --         --         --            556
   1.25 to 1 stock split             815,760          9            (9)          --          --         --         --             --
                                   ------------------------------------------------------------------------------------------------
Balance at March 31, 1995          4,077,701         41         1,572       31,294          --         --         --         32,907
   Net income                             --         --            --       14,978          --         --         --         14,978
   Shares issued:
     offerings                     1,302,700         13        19,316           --          --         --         --         19,329
     warrants                      5,483,197         55         2,124           --          --         --         --          2,179
   Treasury shares purchased              --         --            --           --     (13,281)     $(205)        --           (205)
   Shareholders' notes-net
     of payments                          --         --            --           --          --         --       (206)          (206)
                                   ------------------------------------------------------------------------------------------------
Balance at March 29, 1996         10,863,598        109        23,012       46,272     (13,281)      (205)      (206)        68,982
   Net income                             --         --            --       24,739          --         --         --         24,739
   1.25 to 1 stock split           2,733,408         27           (27)          --      (2,586)        --         --             --
   Issuance related
     to acquisitions               1,512,746         15        25,983           --          --         --         --         25,998
   Treasury shares
     purchased-net of sales               --         --            26           --       2,423         11         --             37
   Payments on shareholders'
     notes                                --         --            --           --          --         --        193            193
                                   ------------------------------------------------------------------------------------------------
Balance at March 28, 1997         15,109,752      $ 151      $ 48,994      $71,011     (13,444)     $(194)     $ (13)     $ 119,949
                                   ------------------------------------------------------------------------------------------------





                            See accompanying notes.

                             Palm Harbor Homes 20

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                           (In thousands of dollars)


                                                                     Fiscal Year Ended
                                                         ----------------------------------------
                                                            March 31,    March 29,    March 28,
                                                              1995          1996         1997
-------------------------------------------------------------------------------------------------
Operating Activities
Net income                                                  $ 11,225      $ 14,978      $ 24,739
   Adjustments to reconcile net income to net
     cash provided by operating activities:
       Depreciation and amortization                           2,246         3,147         6,149
       Deferred income tax benefit                            (1,373)         (944)         (898)
       Income from affiliate                                  (2,745)       (2,995)       (1,049)
       (Gain) loss on disposition of assets                      (16)           26           (32)
       Changes in operating assets and liabilities:
         Trade accounts receivable                            (6,637)      (11,917)       (4,868)
         Due from affiliate                                    1,299        (1,973)        3,848
         Inventories                                          (5,049)       (2,369)      (20,973)
         Notes receivable                                       (164)       (4,183)           --
         Prepaid expenses and other current assets              (251)          (53)          (20)
         Other assets                                            (19)       (1,381)        6,202
         Accounts payable and accrued expenses                13,804        15,319        (7,169)
                                                         ----------------------------------------
Net cash provided by operating activities                     12,320         7,655         5,929

Investing Activities
Purchases of property, plant and equipment                   (13,277)       (6,765)      (21,608)
Purchase of Energy Efficient Housing, Inc.,
   Standard Casualty Company and Newco Homes, Inc.
     (net of cash acquired and stock issued)                      --            --        (3,284)
Purchases of investments                                        (803)       (4,820)      (10,206)
Sales of investments                                              --           536        12,195
Proceeds from disposition of assets                               16           201            35
                                                         ----------------------------------------
Net cash used in investing activities                        (14,064)      (10,848)      (22,868)

Financing Activities
Net proceeds from (payments on) floor plan payable               970          (154)       19,801
Proceeds from notes payable and long-term borrowings           7,000            --            --
Principal payments on notes payable and long-term debt        (1,000)       (5,730)         (187)
Proceeds from sale of stock, net                                  10        21,508            --
Net (purchases) sales of treasury stock                       (1,619)         (205)           37
Notes receivable from shareholders, net                           --          (206)          193
                                                         ----------------------------------------
Net cash provided by financing activities                      5,361        15,213        19,844
                                                         ----------------------------------------

Net increase in cash and cash equivalents                      3,617        12,020         2,905
Cash and cash equivalents at beginning of year                 7,804        11,421        23,441
                                                         ----------------------------------------
Cash and cash equivalents at end of year                    $ 11,421      $ 23,441      $ 26,346
                                                         ----------------------------------------

Supplemental disclosures of cash flow information:
   Cash paid during the year for:
     Interest                                               $    542      $    670      $  1,988
     Income taxes                                           $  6,415      $  8,169      $ 16,190

Supplemental schedule of non-cash investing activities:
   Common stock issuance for acquisition of Energy
   Efficient Housing, Inc. and Newco Homes, Inc.                                        $ 25,998


                            See accompanying notes.

                             Palm Harbor Homes 21

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of significant accounting policies

Principles of consolidation

   The consolidated financial statements include the accounts of Palm Harbor Homes, Inc. (the "Company") and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation. The Company's fiscal year ends on the last Friday in March. Fiscal years 1995, 1996 and 1997 contained 53, 52 and 52 weeks, respectively.

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

   Most of the homes sold to independent retailers are financed through standard industry arrangements which include repurchase agreements (see Note
14). The Company extends credit in the normal course of business under normal trade terms and its receivables are subject to normal industry risk.

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

Other assets

   Other assets include goodwill which is the excess of cost over fair value of net assets of businesses acquired and is amortized on the straight-line method over the expected periods to be benefited. The Company evaluates the existence of goodwill impairment on the basis of whether the goodwill is fully recoverable from projected, undiscounted future cash flows.

Product warranties

   Products are warranted against manufacturing defects for a period of one year commencing at the time of sale to the retail customer. Estimated costs relating to product warranties are provided at the date of sale to the retailer.

                             Palm Harbor Homes 22

Start-up costs

   Costs incurred in connection with the start-up of manufacturing facilities and retail superstores are expensed as incurred.

Earnings per share

   Earnings per share are computed based upon the weighted average number of common stock and common stock equivalents outstanding during the periods presented, adjusted for subsequent common stock splits and include common share equivalents arising from stock warrants. Historical earnings per share data have been adjusted to reflect the effects of the 1.25 to 1 stock splits effective as of March 31, 1995 and July 26, 1996.

Reclassifications

   Certain prior period amounts have been reclassified to conform to the current period presentation.

Recent accounting pronouncements

   In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share" which will become effective in fiscal 1998. SFAS No. 128 will eliminate the disclosure of primary earnings per share which includes the dilutive effect of stock options, warrants and other convertible securities ("Common Stock Equivalents") and instead requires reporting of "basic" earnings per share, which will exclude Common Stock Equivalents. Additionally, SFAS No. 128 changes the methodology for fully diluted earnings per share. In the opinion of the Company's management, it is not anticipated that the adoption of this new accounting standard will have a material effect on the reported earnings per share of the Company.

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

3. Acquisitions

   On April 12, 1996, the Company acquired Energy Efficient Housing, Inc., a retailer consisting of eight superstores in North Carolina, for a combination of cash and 68,301 common shares of the Company.

   On May 31, 1996, the Company acquired Standard Casualty Company, a property and casualty insurer of manufactured homes headquartered in Texas.

   On August 1, 1996, the Company acquired the remaining 58.4% of Newco Homes, Inc. ("Newco"), a Texas-based retailer of manufactured homes. The Company had previously owned 41.6% of Newco's outstanding shares. The purchase price for the remaining 58.4% of Newco's outstanding shares consisted of $17.3 million cash and 1,444,445 shares of the Company's common stock. Goodwill relating to the acquisition totaled approximately $25.8 million at March 28, 1997, is being amortized over 20 years and is included in other assets. Prior to the acquisition of the remaining 58.4% of Newco, the Company recorded its 41.6% equity interest in the net earnings of Newco as income from affiliate.


                             Palm Harbor Homes 23

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. Inventories

   Inventories consist of the following:


                                   March 29,   March 28,
                                     1996        1997
--------------------------------------------------------
                                     (in thousands)
Raw materials                      $ 7,014     $ 7,966
Work in process                      2,405       2,600
Finished goods - manufacturing       1,062         463
Finished goods - retail              8,382      55,246
                                ------------------------
                                   $18,863     $66,275
                                ------------------------

5. Investments

   The Company's investments, which totaled $5,087,000 and $5,752,000 at March 29, 1996 and March 28, 1997, respectively, consist of marketable equity securities and municipal bonds with original maturities beyond three months.

   Investments in and advances to affiliate consisted of the Company's 41.6% equity investment in Newco which totaled $9.7 million at March 29, 1996.

   Summarized financial information with respect to Newco is as follows:


                                      Year Ended March 31,
                                    1995              1996
---------------------------------------------------------------
                                         (in thousands)
Income statement data:
   Net sales                      $141,852         $ 178,657
   Net income                        6,576             7,651



                                  March 31,
                                    1996
----------------------------------------------
                                (in thousands)
Balance sheet data:
   Total assets                    $45,246
   Shareholders' equity             23,482

   On August 1, 1996, the Company acquired the remaining 58.4% of Newco and consolidated Newco's operating results with the Company's operations beginning in the second quarter of fiscal 1997 (see Note 3).

6. Notes receivable

   Notes receivable consist principally of floor plan financing receivables from certain of the Company's retailers. The notes are collateralized by manufactured homes. Interest rates are approximately prime plus one-half percent (9.0% at March 28, 1997). Interest income relating to these notes for the fiscal years ended March 31, 1995, March 29, 1996 and March 28, 1997 approximated $189,000, $424,000 and $210,000, respectively.


                             Palm Harbor Homes 24

7. Other assets

   Other assets include goodwill of $28,684,000 at March 28, 1997 and $892,000 at March 29, 1996, with accumulated amortization of $1,251,000 and $74,000, respectively.

8. Floor plan

   The Company has floor plan credit facilities totaling $21,000,000 and $68,500,000 from financial institutions as of March 29, 1996 and March 28, 1997, respectively, to finance a major portion of its home inventory at the Company's retail superstores. These facilities are secured by a portion of the Company's home inventory and cash in transit from financial institutions. Interest rates range from prime (8.5% at March 28, 1997) to prime plus .75%. The Company had $3,948,000 and $45,255,000 outstanding on these lines of credit at March 29, 1996 and March 28, 1997, respectively.

9. Accrued liabilities

   Accrued liabilities consist of the following:


                                                        March 29,      March 28,
                                                          1996           1997
---------------------------------------------------------------------------------
                                                             (in thousands)
Sales incentives                                         $ 8,169         $ 5,670
Salaries, wages and benefits                              11,645          13,148
Warranty                                                   5,564           6,593
Other                                                      5,945          10,161
                                                      ---------------------------
                                                         $31,323         $35,572
                                                      ---------------------------


10. Notes payable and long-term debt

   Long-term debt consists of the following:



                                                                               March 29,  March 28,
                                                                                 1996       1997
---------------------------------------------------------------------------------------------------
                                                                                (in thousands)
Economic development revenue bonds; interest payable monthly at 7.54%;
   monthly interest and principal payments of $40,029 through January 2006;
   final payment of $2,002,040 in February 2006                                 $3,970     $3,783
Less current portion                                                               186        200
                                                                              ---------------------
                                                                                $3,784     $3,583
                                                                              ---------------------

   The revenue bonds require the maintenance of certain financial statement ratios, prohibit the payment of dividends and are collateralized by certain fixed assets having an approximate carrying value as of March 28, 1997 of $6.4 million.

   Scheduled maturities of long-term debt are as follows (in thousands):


               1997                                         $  200
               1998                                            216
               1999                                            233
               2000                                            243
               2001 and thereafter                           2,891

                             Palm Harbor Homes 25

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company obtained a commitment in April 1997 from a financial institution for a $25.0 million unsecured revolving line of credit for general corporate purposes. The line of credit will bear interest at the LIBOR rate plus .625% or the prime rate minus 1.0%.

11. Income taxes

   The income tax provisions for the 1995,1996 and 1997 fiscal years are determined by the liability method.


                                       March 31,       March 29,        March 28,
                                         1995            1996             1997
-----------------------------------------------------------------------------------
                                                   (in thousands)
Current:
   Federal                             $ 5,821         $ 7,381         $ 14,010
   State                                   895           1,303            1,888

Deferred                                (1,154)         (1,112)          (1,008)
                                   ------------------------------------------------
Total income taxes                     $ 5,562         $ 7,572         $ 14,890
                                   ------------------------------------------------

   Components of deferred tax assets and liabilities are as follows:


                                                          March 29,     March 28,
                                                            1996          1997
----------------------------------------------------------------------------------
                                                              (in thousands)
Deferred tax liabilities:
   Tax benefits purchased                                  $3,541         $3,372
   Property and equipment                                     701          1,128
   Unremitted earnings of affiliate                           677             --
                                                        --------------------------
     Total deferred tax liabilities                         4,919          4,500

Deferred tax assets:
   Warranty reserves                                        1,907          2,307
   Accrued liabilities                                      1,348          1,090
   Inventory                                                  304            308
   Unrecognized income                                         --            338
   Other                                                      253            248
                                                        --------------------------
     Total deferred tax assets                              3,812          4,291
                                                        --------------------------
Net deferred income tax liability                          $1,107         $  209
                                                        --------------------------

   Tax benefits purchased are investments in Safe Harbor lease agreements that are carried net of tax benefits realized. The balance will be amortized over the remaining term of the related lease.


                             Palm Harbor Homes 26

   The effective income tax rate on pretax earnings differed from the U.S. federal statutory rate for the following reasons:


                                                March 31,    March 29,      March 28,
                                                  1995         1996           1997
---------------------------------------------------------------------------------------
                                                          (in thousands)
Tax at statutory rate                           $ 5,875       $ 7,892       $ 13,873
Add (deduct):
   Equity in earnings of affiliate                 (769)         (839)          (367)
   State taxes - net of federal tax benefit         581           847          1,227
   Goodwill                                          --            --            400
   Jobs tax credit                                  (84)           --             --
   Tax exempt interest                              (80)         (234)          (230)
   Other                                             39           (94)           (13)
                                             ------------------------------------------
Income tax provision                            $ 5,562       $ 7,572       $ 14,890
                                             ------------------------------------------
Effective tax rate                                 33.1%         33.6%          37.6%
                                             ------------------------------------------


12. Shareholders' equity

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

   In connection with the Company's initial public offering, approximately 100 employees purchased stock whereby the Company accepted notes receivable for half of the purchase. Such notes totaled $13,000 at March 28, 1997 and are payable over two years from date of purchase with interest at 9%.

13. Employee plan

   The Company sponsors an employee savings plan (the "Plan") that is intended to provide participating employees with additional income upon retirement. Employees may contribute between 1% and 15% of eligible compensation to the Plan. The Company matches 50% of the first 6% deferred by employees. Employees are eligible to participate after three months of employment and employer contributions, which begin one year after employment, are vested after five years of service. Contribution expense was $596,000, $700,000 and $1,099,000 in fiscal years 1995, 1996 and 1997, respectively.


                             Palm Harbor Homes 27

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. Commitments and contingencies

   Future minimum lease payments for all noncancelable operating leases having a remaining term in excess of one year at March 28, 1997, are as follows (in thousands):

1998                                                                     $ 3,666
1999                                                                       2,692
2000                                                                       1,522
2001                                                                         845
2002 and thereafter                                                        1,427
                                                                      ----------
                                                                         $10,152
                                                                      ----------

   Rent expense (net of sublease income) was $1,644,000, $2,337,000 and $3,211,000 for the years ended March 31, 1995, March 29, 1996 and March 28, 1997, respectively.

   The Company is contingently liable under the terms of repurchase agreements covering retailers' floor plan financing. Under such agreements, the Company agrees to repurchase homes at declining prices over the term of the agreement, generally 12 to 18 months. At March 28, 1997, the Company estimates that its potential obligations under such repurchase agreements were approximately $121 million. However, it is management's opinion that no material loss will occur from the repurchase agreements. During the past three fiscal years, no significant costs have been incurred relating to such repurchase agreements.

   The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect the financial position or results of operations of the Company.

15. Related party transaction

   In conjunction with the acquisition of Newco, the Company purchased certain properties from significant shareholders of the Company. The purchase price of $1,603,000 approximated the independent appraised values.

16. Quarterly financial data (unaudited)

   The following table sets forth certain unaudited quarterly financial information for the fiscal years ended March 29, 1996 and March 28, 1997.


                                      First       Second        Third       Fourth
                                     Quarter      Quarter      Quarter      Quarter       Total
---------------------------------------------------------------------------------------------------
                                                (in thousand, except per share data)
Fiscal Year Ended March 29, 1996
   Net sales                         $ 98,766     $103,247     $104,976     $110,225     $417,214
   Gross profit                        16,334       17,267       17,685       20,420       71,706
   Income from operations               4,233        4,522        4,576        5,699       19,030
   Net income                           3,436        3,617        3,581        4,344       14,978
   Earnings per share                     .29          .30          .27          .32         1.18

Fiscal Year Ended March 28, 1997
   Net sales                         $120,735     $152,717     $150,796     $138,944     $563,192
   Gross profit                        22,655       34,456       33,381       35,850      126,342
   Income from operations               6,723        9,670       10,105       11,861       38,359
   Net income                           5,464        6,301        6,019        6,955       24,739
   Earnings per share                     .40          .42          .40          .46         1.68


                             Palm Harbor Homes 28

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
Palm Harbor Homes, Inc.

We have audited the accompanying consolidated balance sheets of Palm Harbor Homes, Inc., and subsidiaries (the "Company") as of March 29, 1996 and March 28, 1997, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three fiscal years in the period ended March 28, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Palm Harbor Homes, Inc., and subsidiaries at March 29, 1996 and March 28, 1997, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended March 28, 1997, in conformity with generally accepted accounting principles.




                                            /s/ ERNST & YOUNG LLP


Dallas, Texas
May 2, 1997

                             Palm Harbor Homes 29

                 DIRECTORS, EXECUTIVE OFFICERS AND TEAM MEMBERS


                                   Directors


Scott W. Chaney                             Lee Posey                                    William R. Thomas(1)(2)
Executive Vice President                    Chairman of the Board                        Chairman and President,
Palm Harbor Homes, Inc.                     Palm Harbor Homes, Inc.                         Capital Southwest
                                                                                         (venture capital)
Larry H. Keener                             Walter D. Rosenberg
President and Chief Operating Officer       (private investments)                        John H. Wilson(1)
Palm Harbor Homes, Inc.                                                                  President, U.S. Equity Corporation
                                            A. Gary Shilling(1)                          (venture capital)
Frederick R. Meyer (2)                      President, A. Gary Shilling & Co., Inc.
Chairman of the Board,                      (economic consulting)
   Aladdin Industries, Inc.                                                              (1) Member of Audit Committee
(a diversified manufacturer)                                                             (2) Member of Compensation Committee

                              Executive Officers


Lee Posey                                       Scott W. Chaney
Chairman of the Board and Chief                 Executive Vice President
Executive Officer
                                                Kelly Tacke
Larry H. Keener                                 Vice President-Finance, Chief
President and Chief Operating Officer           Financial Officer and Secretary



                             Executive Announcement


Change accompanies any company's progress. During 1997 Scott Chaney joined Palm Harbor in the new position of Executive Vice President as a result of the acquisition of Newco Homes. Effective June 1, 1997, Larry Keener will add the responsibilities of Chief Executive Officer to his position as President. Lee Posey will remain Chairman of the Board. Larry and Scott bring accomplished backgrounds with Palm Harbor to their new responsibilities, and these moves signal a planned advancement in the executive management of Palm Harbor.


                              The Palm Harbor Team




John Albrecht           Chad Cotton           Pattie Keath       Tony Miller         Hazem Sadek
Keith Alexander         Mike Draper           Larry Keener       Rick Minor          Jim Shelor
Gene Anderson           John Dulweber         Bert Kessler       David Moore         Kelly Tacke
Art Archibald           Gene Fahey            Joe Kesterson      John Moss           Howard Thomas
Woody Bell              Chris Finke           Tom Kesterson      Richard Peck        Denny Vick
Jeff Benoist            Don Fisher            Casper Koble       Joe Pequignot       Kenny Wallace
Kevin Breedlove         Kevin Fisher          Butch Lane         Lee Posey           Danny Warrick
Rick Boles              Warren French         Pat Leverett       Ron Powell          Robin West
Hubert Brewer           Mike Frericks         Ed Lewis           Ken Rarick          Mike Wnek
Howard Broughton        John Hodge            Marge Lewis        Allen Reitmeier     Jon Zimmermn
Scott Chaney            Jane Holcomb          Howard McGirt      Tony Rickard
Fred Chozick            Blake Jackson         Allen McKemie      Ralph Russell
David Christian         Blake Johnson         Dwayne Miller      Gavin Ryan

                             Palm Harbor Homes 30