Form 10-K405, Exhibit 13
period 1998-03-27
PALM HARBOR HOMES INC /FL/
filed 1998-06-11
CIK 923473

                                                                    EXHIBIT 13.1




                 Selected Pages of the Palm Harbor Homes, Inc.
        Annual Report to Shareholders for the Period Ended March 27, 1998

                      Palm Harbor Homes 1998 Annual Report

                             Selected Financial Data

         (In thousands of dollars, except per share and operating data)

                                                                                     Fiscal Year Ended
                                                         --------------------------------------------------------------------------
                                                         March 25,       March 31,       March 29,      March 28,        MARCH 27,
                                                           1994            1995            1996            1997            1998
-----------------------------------------------------------------------------------------------------------------------------------
STATEMENT OF INCOME:
Net sales                                                $ 231,832       $ 330,547       $ 417,214       $ 563,192       $ 637,268
Cost of sales                                              194,634         275,848         345,508         436,850         466,494
                                                         --------------------------------------------------------------------------
Gross profit                                                37,198          54,699          71,706         126,342         170,774
Selling, general and administrative expenses                29,996          40,776          52,676          86,927         117,018
                                                         --------------------------------------------------------------------------
Income from operations                                       7,202          13,923          19,030          39,415          53,756
Interest expense                                              (409)           (395)           (751)         (3,085)         (4,700)
Other income                                                   131             514           1,276           2,250           2,718
                                                         --------------------------------------------------------------------------
Income before income from affiliate and income taxes         6,924          14,042          19,555          38,580          51,774
Income from affiliate                                        1,823           2,745           2,995           1,049              --
                                                         --------------------------------------------------------------------------
Income before income taxes                                   8,747          16,787          22,550          39,629          51,774
Income tax expense                                           2,649           5,562           7,572          14,890          19,920
                                                         --------------------------------------------------------------------------
Net income                                               $   6,098       $  11,225       $  14,978       $  24,739       $  31,854
                                                         ==========================================================================
Net income per common share - basic and diluted          $    0.39       $    0.74       $    0.94       $    1.34       $    1.69
                                                         ==========================================================================
Weighted average common shares outstanding                  15,519          15,124          15,890          18,410          18,871

Weighted average common shares
   outstanding - assuming dilution                          15,519          15,124          15,890          18,429          18,906

OPERATING DATA:
Number of homes sold                                         7,988          10,197          12,175          13,873          14,144
Multi-section homes sold as a
   percentage of total homes sold                               83%             86%             82%             81%             81%
Number of manufacturing facilities (1)                          12              13              14              15              16
Number of company-owned superstores (1)                          5               9              16              54              94

BALANCE SHEET DATA:
Working capital                                          $   3,852       $   1,966       $  22,727       $  39,232       $  22,290
Total assets                                                65,914          97,650         143,712         246,335         353,846
Long-term debt                                               3,616           7,700           3,784           3,583           3,382
Shareholders' equity                                        22,736          32,907          68,982         119,949         157,056

(1) As of the end of the applicable period.




                                      Pg. 9

                      Palm Harbor Homes 1998 Annual Report
                     Management's Discussion and Analysis of
                 Financial Condition and Results of Operations

     Record levels in net sales of $637.3 million and net income of $31.9 million were achieved in fiscal 1998, generating earnings per share of $1.69. These results reflect a compound growth rate over the last 5 years of 31%, 52% and 46% for net sales, net income and earnings per share, respectively.

     The Company's sixteenth manufacturing facility, located in Arizona, began shipping in August 1997. At year end, the Company had 94 Company-owned retail superstores, up from 54 at the start of the year. Having more Company-owned retail superstores led to an accompanying rise in the internalization rate which is the percentage of homes manufactured by the Company and sold through the Company's superstores. During fiscal 1998, the Company's internalization rate reached 53%. This rate was not affected by the 18 superstores the Company acquired at the close of business in fiscal 1998.

     The Company's strategic initiative of building a vertically integrated organization has benefited from consistent contribution by its property and casualty insurer, Standard Casualty Company, and a record level of fundings by its finance subsidiary, CountryPlace Mortgage.

     The following table sets forth certain items of the Company's statement of income as a percentage of net sales for the period indicated.

                                                                     Fiscal Year Ended
                                                          -------------------------------------
                                                          March 29,     March 28,     MARCH 27,
                                                            1996          1997          1998
-----------------------------------------------------------------------------------------------
Net sales                                                  100.0%        100.0%        100.0%
Cost of sales                                               82.8          77.6          73.2
                                                          -------------------------------------
   Gross profit                                             17.2          22.4          26.8
Selling, general and administrative expenses                12.6          15.4          18.4
                                                          -------------------------------------
   Income from operations                                    4.6           7.0           8.4
Interest expense                                            (0.2)         (0.6)         (0.7)
Other income                                                 0.3           0.4           0.4
                                                          -------------------------------------
Income before income from affiliate and income taxes         4.7           6.8           8.1
Income from affiliate                                        0.7           0.2            --
Income tax expense                                           1.8           2.6           3.1
                                                          -------------------------------------
   Net income                                                3.6%          4.4%          5.0%
                                                          =====================================


     The following table summarizes certain key sales statistics as of and for the period indicated.

                                                                        Fiscal Year Ended
                                                                -------------------------------------
                                                                March 29,     March 28,     MARCH 27,
                                                                  1996          1997          1998
-----------------------------------------------------------------------------------------------------
Company homes sold through company-owned retail superstores          912         3,843         7,461
Total new homes sold                                              12,175        13,873        14,144
Internalization rate (1)                                               7%           31%           53%
Average new home price - retail                                  $57,000       $54,000       $55,000
Number of retail superstores at end of period                         16            54            94(2)
Homes sold to independent retailers                               11,120         8,662         6,448

(1) The internalization rate is the percentage of new homes that are manufactured by the Company and sold through Company-owned retail superstores.

(2) Includes the 18 retail superstores acquired at the close of business in fiscal 1998.



                                     Pg. 10

1998 COMPARED TO 1997

     Net Sales. Net sales increased 13.2% to $637.3 million in 1998 from $563.2 million in 1997. Although retail sales increased 50% and wholesale sales increased 6%, consolidated net sales increased only 13.2% due primarily to two factors. First, net sales were impacted by the increase in retail stock inventory as the number of Company-owned retail superstores increased from 54 in 1997 to 76 in 1998, excluding the 18 retail superstores acquired at the close of business in fiscal 1998. Second, the increasing internalization rate limits sales in certain markets to independent retailers.

     Gross Profit. Gross profit increased 35.2% to $170.8 million in 1998 compared to $126.3 million in 1997. During the same period, gross profit margin as a percentage of net sales increased to 26.8% compared to 22.4%. This increase was primarily the result of selling 53% of the Company's homes through Company-owned retail superstores in 1998 versus 31% in 1997 and production efficiencies at manufacturing facilities.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 34.6% to $117.0 million in 1998 from $86.9 million in 1997. As a percentage of net sales, selling, general and administrative expenses increased, as planned, to 18.4% in 1998 from 15.4% in 1997. This planned increase is partially due to the growth in the Company's retail operations which, generally, have higher selling, general and administrative expenses as a percentage of net sales as compared to wholesale operations. Selling, general and administrative expenses were also impacted by increased promotion and advertising expenditures and performance-based compensation expense.

     Income from Operations. As a result of the foregoing factors, income from operations increased 36.4% to $53.8 million in 1998 compared to $39.4 million in 1997.

     Interest Expense. Interest expense increased 52.4% to $4.7 million in 1998 from $3.1 million in 1997. This increase was primarily due to an increase in the floor plan payable.

     Other Income. Other income increased 20.8% to $2.7 million in 1998 from $2.3 million in 1997. This increase was primarily the result of additional interest earned due to an increase in the loan portfolio originated by CountryPlace Mortgage, Ltd., the Company's finance subsidiary.

     Income from Affiliate. Income from affiliate was $1.0 million in 1997 compared to zero in 1998. The decrease was due to consolidating the operations of Newco Homes, Inc. ("Newco") with the Company's operations beginning in the second quarter of fiscal 1997. See "Acquisitions" in Notes to Condensed Consolidated Financial Statements.

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

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 65.0% to $86.9 million in 1997 from $52.7 million in 1996, primarily due to operating expenses related to the acquired superstores, increased sales and start-up expenses. As a percentage of net sales, selling, general and administrative expenses increased to 15.4% in 1997 from 12.6% in 1996. Of the 2.8% increase, approximately 1.7% was related to performance compensation based on operating results at acquired superstores.

     Income from Operations. As a result of the foregoing factors, income from operations increased 107.1% to $39.4 million in 1997 compared to $19.0 million in 1996.

     Interest Expense. Interest expense increased 310.8% to $3.1 million in 1997 from $0.8 million in 1996. This increase was primarily due to an increase in the floor plan payable.



                                      Pg.11

                      Palm Harbor Homes 1998 Annual Report
                     Management's Discussion and Analysis of
                 Financial Condition and Results of Operations

     Other Income. Other income increased 76.3% to $2.3 million in 1997 from $1.3 million in 1996. This increase was primarily the result of interest earned on the cash available for the full year.

     Income from Affiliate. Income from affiliate decreased 65.0% to $1.0 million in 1997 from $3.0 million in 1996. The decrease was due to consolidating Newco's operating results with the Company's operations beginning in the second quarter of fiscal 1997. See "Acquisitions" in Notes to Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

     Cash provided by operations increased to $16.3 million in 1998 compared to $5.9 million in 1997, including substantial increases in inventory required to open new Company-owned superstores. Cash provided by operations combined with additional floor plan financing and the borrowings on the revolving line of credit has been adequate to support the Company's acquisitions and working capital needs since its public offerings.

     On July 31, 1995, the Company completed an initial public offering of 302,700 shares of common stock at $12 per share to its employees, officers, directors and certain of its retailers, vendors and consultants. An additional 752,142 shares were distributed by a significant shareholder of the Company to its shareholders. Further, principal shareholders exercised warrants to purchase 5,483,197 shares of common stock at $0.39744 per share. On October 30, 1995, the Company completed a secondary public offering of 1,000,000 shares of common stock at $17 per share. The proceeds received from the offerings approximated $21.3 million and were used primarily to fund expansion of the Company's retail operations.

     On August 1, 1996, the Company acquired the remaining 58.4% of Newco, a Texas-based retailer of manufactured homes. The Company had previously owned 41.6% of Newco's outstanding shares. The purchase price for the remaining 58.4% of Newco's outstanding shares consisted of $17.3 million cash and 1,444,445 shares of the Company's common stock.

     On March 27, 1998, the Company acquired the Cannon Group, a privately-owned, Atlanta-based operator of 18 retail manufactured home centers. The purchase price consisted of $26.8 million cash and 157,975 shares of the Company's common stock. The purchase prices of other acquisitions during fiscal year 1998 totaled $7.8 million in cash.

     Capital expenditures were $6.8 million, $21.6 million and $16.7 million in 1996, 1997 and 1998, respectively. Capital expenditures during these periods were for expansion of manufacturing facilities and retail superstores and for normal property, plant and equipment improvements. In 1997, capital expenditures included the April 1996 acquisition and renovation of a manufacturing facility in Georgia for $3.2 million, the November 1996 acquisition of a manufacturing facility in Arizona for $1.4 million and expansion of retail superstores for $9.1 million. Approximately $7.0 million was expended for improvements on mature manufacturing facilities. In 1998, capital expenditures included $4.1 million for renovation of the manufacturing facility in Arizona that was acquired in November 1996 and expansion of retail superstores for $8.0 million. Approximately $4.6 was expended for improvements on mature manufacturing facilities. The Company expects capital expenditures to approximate $10.0 million during 1999 to upgrade current manufacturing facilities as well as adding 10-15 retail superstores.

     In July, 1997, the Company obtained a $25.0 million unsecured revolving line of credit from a financial institution for general corporate purposes. The line of credit bears interest, at the option of the Company (under certain conditions), at either the LIBOR rate plus .625% or the prime rate minus 1%. The line of credit also requires an annual commitment fee of $20,000 and is available through July 10, 1999. The Company had $17.0 million outstanding on this line of credit at March 27, 1998. The line of credit contains provisions regarding minimum net worth requirements and certain indebtedness limitations which limit the amount available for future borrowings. The Company has floor plan credit facilities totaling $80,000,000 from financial institutions to finance a major portion of its home inventory at the Company's retail superstores. These facilities are secured by a portion of the Company's home inventory and cash in transit from financial institutions. Interest rates range from prime (8.5% at March 27, 1998) to prime minus .50%. The Company had $79,564,000 outstanding on these floor plan credit facilities at March 27, 1998. In April 1998, the Company increased its total floor plan credit facilities to $150,000,000. Due to the line of credit's indebtedness limitation provisions, the increase in floor plan credit facilities reduced the amount available under the Company's line of credit to zero. Accordingly, in April 1998, the outstanding balance of the revolving line of credit was paid by the Company.



                                     Pg. 12

     The Company believes that cash flow from operations, together with floor plan financing, will be adequate to support its working capital and currently planned capital expenditure needs in the foreseeable future. The Company may, from time to time, obtain additional floor plan financing for its retail inventories. Such practice is customary in the industry. However, because future cash flows and the availability of financing will depend on a number of factors, including prevailing economic and financial conditions, business and other factors beyond the Company's control, no assurances can be given in this regard.

     In accordance with customary business practice in the manufactured housing industry, the Company has entered into repurchase agreements with various financial institutions and other credit sources pursuant to which the Company has agreed, under certain circumstances, to repurchase homes sold to independent retailers in the event of a default by a retailer in its obligation to such credit sources. Under such agreements, the Company agrees to repurchase homes at declining prices over the term of the agreement (which generally ranges from 12 to 18 months). The Company estimates that its potential obligations under such repurchase agreements approximated $65 million at March 27, 1998. During 1996, 1997 and 1998, net (income)/expenses incurred by the Company under these repurchase agreements totaled ($3,000), $55,000 and ($13,000), respectively.

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

RECENT ACCOUNTING PRONOUNCEMENTS

     In 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 131 "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for the way public companies report information about operating segments in annual financial statements and requires those companies to report selected information about reportable segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. SFAS No. 131 is effective for financial statements for fiscal years beginning after December 15, 1997. In the initial year of application, comparative information for earlier years should be restated to reflect the current presentation, unless restatement is impracticable. SFAS No. 131 is not required to be applied to interim financial statements in the initial year of its application. Accordingly, the reporting and disclosure requirements required by SFAS No. 131 will become effective for the financial statements for the fiscal year ending March 26, 1999.



                                     Pg. 13

                      Palm Harbor Homes 1998 Annual Report
                           Consolidated Balance Sheets

                            (In thousands of dollars)

                                                                                          March 28,       MARCH 27,
                                                                                            1997            1998
-------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
   Cash and cash equivalents                                                             $  26,346       $  21,073
   Investments                                                                               5,752           5,091
   Trade accounts receivable                                                                53,424          71,171
   Inventories                                                                              66,275         108,185
   Prepaid expenses and other assets                                                         1,447             602
   Deferred income taxes                                                                     4,291           4,561
                                                                                         --------------------------
Total current assets                                                                       157,535         210,683

Notes receivable                                                                             2,278           3,977
Goodwill, net                                                                               27,433          60,509
Other assets, net                                                                            5,057          10,830
Tax benefits purchased                                                                         565             487
                                                                                         --------------------------
                                                                                            35,333          75,803
Property, plant and equipment, at cost:
   Land and improvements                                                                     9,614          14,166
   Buildings and improvements                                                               38,085          44,187
   Machinery and equipment                                                                  20,498          29,025
   Construction in progress                                                                  7,093           3,580
                                                                                         --------------------------
                                                                                            75,290          90,958
   Accumulated depreciation                                                                 21,823          23,598
                                                                                         --------------------------
                                                                                            53,467          67,360
                                                                                         --------------------------
Total assets                                                                             $ 246,335       $ 353,846
                                                                                         ==========================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:

   Accounts payable                                                                      $  37,276       $  44,547
   Floor plan payable                                                                       45,255          79,564
   Line of credit                                                                               --          17,000
   Accrued liabilities                                                                      35,572          46,338
   Current portion of long-term debt                                                           200             944
                                                                                         --------------------------
Total current liabilities                                                                  118,303         188,393
Long-term debt, less current portion                                                         3,583           3,382
Deferred income taxes                                                                        4,500           5,015
Commitments and contingencies
Shareholders' equity:

   Preferred stock, $.01 par value:

     Authorized shares - 2,000,000
     Issued and outstanding shares - none

   Common stock, $.01 par value:

     Authorized shares - 20,000,000
     Issued shares - 15,109,752 at March 28, 1997, and 19,045,668 at March 27, 1998            151             191
   Additional paid-in capital                                                               48,994          54,197
   Retained earnings                                                                        71,011         102,865
                                                                                         --------------------------
                                                                                           120,156         157,253
   Less treasury shares - 13,444 at March 28, 1997, and 16,611 at March 27, 1998              (194)           (197)
Notes receivable from shareholders                                                             (13)             --
                                                                                         --------------------------
Total shareholders' equity                                                                 119,949         157,056
                                                                                         --------------------------
Total liabilities and shareholders' equity                                               $ 246,335       $ 353,846
                                                                                         ==========================


                             SEE ACCOMPANYING NOTES.



                                     Pg. 14

                      Palm Harbor Homes 1998 Annual Report
                        Consolidated Statements of Income

                      (In thousands, except per share data)

                                                                                      Year Ended
                                                                    -------------------------------------------
                                                                     March 29,       March 28,       MARCH 27,
                                                                       1996            1997            1998
---------------------------------------------------------------------------------------------------------------
Net sales                                                           $ 417,214       $ 563,192       $ 637,268

Cost of sales                                                         345,508         436,850         466,494
Selling, general and administrative expenses                           52,676          86,927         117,018
                                                                    -------------------------------------------
Income from operations                                                 19,030          39,415          53,756

Interest expense                                                         (751)         (3,085)         (4,700)
Other income                                                            1,276           2,250           2,718
                                                                    -------------------------------------------
Income before income from affiliate and income taxes                   19,555          38,580          51,774

Income from affiliate                                                   2,995           1,049              --
                                                                    -------------------------------------------
Income before income taxes                                             22,550          39,629          51,774

Income tax expense                                                      7,572          14,890          19,920
                                                                    -------------------------------------------
Net income                                                          $  14,978       $  24,739       $  31,854
                                                                    ===========================================
Net income per common share - basic and diluted                     $    0.94       $    1.34       $    1.69
                                                                    ===========================================
Weighted average common shares outstanding                             15,890          18,410          18,871
                                                                    ===========================================
Weighted average common shares outstanding - assuming dilution         15,890          18,429          18,906
                                                                    ===========================================


                             See accompanying notes.



                                     Pg. 15

                      Palm Harbor Homes 1998 Annual Report
                 Consolidated Statements of Shareholders' Equity

                            (In thousands of dollars)

                                                                    Additional
                                           Common Stock              Paid-In          Retained
                                      Shares          Amount         Capital          Earnings
------------------------------------------------------------------------------------------------
Balance at March 31, 1995            4,077,701      $       41      $    1,572       $   31,294
   Net income                               --              --              --           14,978
   Shares issued:
     offerings                       1,302,700              13          19,316               --
     exercise of warrants            5,483,197              55           2,124               --
   Treasury shares purchased                --              --              --               --
   Shareholders' notes - net
     of payments                            --              --              --               --
                                   -------------------------------------------------------------
Balance at March 29, 1996           10,863,598             109          23,012           46,272
   Net income                               --              --              --           24,739
   1.25 to 1 stock split             2,733,408              27             (27)              --
   Issuance related
     to acquisitions                 1,512,746              15          25,983               --
   Treasury shares purchased -
     net of sales                           --              --              26               --
   Payments on
     shareholders' notes                    --              --              --               --
                                   -------------------------------------------------------------
Balance at March 28, 1997           15,109,752             151          48,994           71,011
   Net income                               --              --              --           31,854
   1.25 to 1 stock split             3,777,941              38             (38)              --
   Issuance related
     to acquisition                    157,975               2           5,241               --
   Treasury shares sold - net
     of purchases                           --              --              --               --
   Payments on shareholders'
     notes                                  --              --              --               --
                                   -------------------------------------------------------------
Balance at March 27, 1998           19,045,668      $      191      $   54,197       $  102,865
                                   =============================================================


                                                                         Notes
                                                                       Receivable
                                           Treasury Shares               From
                                        Shares          Amount        Shareholders        Total
-------------------------------------------------------------------------------------------------
Balance at March 31, 1995                   --       $       --       $       --       $   32,907
   Net income                               --               --               --           14,978
   Shares issued:
     offerings                              --               --               --           19,329
     exercise of warrants                   --               --               --            2,179
   Treasury shares purchased           (13,281)            (205)              --             (205)
   Shareholders' notes - net
     of payments                            --               --             (206)            (206)
                                     -------------------------------------------------------------
Balance at March 29, 1996              (13,281)            (205)            (206)          68,982
   Net income                               --               --               --           24,739
   1.25 to 1 stock split                (2,586)              --               --               --
   Issuance related
     to acquisitions                        --               --               --           25,998
   Treasury shares purchased -
     net of sales                        2,423               11               --               37
   Payments on
     shareholders' notes                    --               --              193              193
                                     -------------------------------------------------------------
Balance at March 28, 1997              (13,444)            (194)             (13)         119,949
   Net income                               --               --               --           31,854
   1.25 to 1 stock split                (3,361)              --               --               --
   Issuance related
     to acquisition                         --               --               --            5,243
   Treasury shares sold - net
     of purchases                          194               (3)              --               (3)
   Payments on shareholders'
     notes                                  --               --               13               13
                                     -------------------------------------------------------------
Balance at March 27, 1998              (16,611)      $     (197)      $       --       $  157,056
                                     =============================================================



                             See accompanying notes.



                                     Pg. 16

                      Palm Harbor Homes 1998 Annual Report
                      Consolidated Statements of Cash Flows

                            (In thousands of dollars)

                                                                           Fiscal Year Ended
                                                               ----------------------------------------
                                                                March 29,      March 28,      MARCH 27,
                                                                  1996           1997           1998
-------------------------------------------------------------------------------------------------------
Operating Activities
   Net income                                                   $ 14,978       $ 24,739       $ 31,854
     Adjustments to reconcile net income to net
       cash provided by operating activities:
         Depreciation                                              3,073          6,026          5,641
         Amortization                                                 74            123          1,870
         Deferred income tax benefit                                (944)          (898)        (1,597)
         Income from affiliate                                    (2,995)        (1,049)            --
         (Gain) loss on disposition of assets                         26            (32)           (27)
         Changes in operating assets and liabilities:
           Trade accounts receivable                             (11,917)        (4,868)       (14,838)
           Due from affiliate                                     (1,973)         3,848             --
           Inventories                                            (2,369)       (20,973)       (19,684)
           Notes receivable                                       (4,183)            --             --
           Prepaid expenses and other current assets                 (53)           (20)           804
           Other assets                                           (1,381)         6,202         (2,148)
           Accounts payable and accrued expenses                  15,319         (7,169)        14,449
                                                               ----------------------------------------
Net cash provided by operating activities                          7,655          5,929         16,324

Investing Activities
Purchases of property, plant and equipment                        (6,765)       (21,608)       (16,707)
Cash consideration for acquisitions (net of cash acquired)            --         (3,284)       (34,648)
Purchases of investments                                          (4,820)       (10,206)        (5,302)
Sales of investments                                                 536         12,195          3,308
Proceeds from disposition of assets                                  201             35             69
                                                               ----------------------------------------
Net cash used in investing activities                            (10,848)       (22,868)       (53,280)

Financing Activities
Net proceeds from (payments on) floor plan payable                  (154)        19,801         14,858
Borrowings on short-term debt                                         --             --         22,000
Payments on short-term debt                                       (2,000)            --         (5,000)
Principal payments on notes payable and long-term debt            (3,730)          (187)          (185)
Proceeds from sale of stock, net                                  21,508             --             --
Net sales (purchases) of treasury stock                             (205)            37             (3)
Notes receivable from shareholders, net                             (206)           193             13
                                                               ----------------------------------------
Net cash provided by financing activities                         15,213         19,844         31,683
                                                               ----------------------------------------

Net increase (decrease) in cash and cash equivalents              12,020          2,905         (5,273)
Cash and cash equivalents at beginning of year                    11,421         23,441         26,346
                                                               ----------------------------------------
Cash and cash equivalents at end of year                        $ 23,441       $ 26,346       $ 21,073
                                                               ========================================

Supplemental disclosures of cash flow information:
   Cash paid during the year for:
     Interest                                                   $    670       $  1,988       $  4,674
     Income taxes                                               $  8,169       $ 16,190       $ 22,592

Supplemental schedule of non-cash investing activities:
   Common stock issuance for acquisitions                       $     --       $ 25,998       $  5,243



                             See accompanying notes.



                                     Pg. 17

                      Palm Harbor Homes 1998 Annual Report
                   Notes to Consolidated Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

     The consolidated financial statements include the accounts of Palm Harbor Homes, Inc. (the "Company") and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation. The Company's fiscal year ends on the last Friday in March. Headquartered in Dallas, Texas, the Company markets manufactured homes nationwide through vertically integrated operations, encompassing manufacturing, marketing, financing and insurance.

     Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the notes thereto. Actual results could differ from the assumptions used by management in preparation of the financial statements.

Revenue recognition

     Revenue on retail sales is recognized when the title passes to the customer and, in the case of credit sales, when closing documents are sent to the lender and the home is delivered. Revenue is recognized on wholesale sales to independent retailers when the home is shipped which is when the title passes to the retailer.

     Most of the homes sold to independent retailers are financed through standard industry arrangements which include repurchase agreements (see Note
15). The Company extends credit in the normal course of business under normal trade terms and its receivables are subject to normal industry risk.

Cash and cash equivalents

     Cash and cash equivalents are all liquid investments with maturities of three months or less when purchased.

Investments

     The Company holds investments as trading and available-for-sale. The trading account assets consist of marketable debt and equity securities and are stated at fair value. Marketable equity securities not classified as trading are classified as available-for-sale. Available-for-sale securities are stated at fair value, with the unrealized gains and losses, net of tax, reported in shareholders' equity.

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

Goodwill

     Goodwill is the excess of cost over fair value of net assets of businesses acquired and is amortized on the straight-line method over the expected periods to be benefited - in most cases between 10 and 20 years. The Company evaluates the existence of goodwill impairment on the basis of whether the goodwill is fully recoverable from projected, undiscounted future cash flows.

Product warranties

     Products are warranted against manufacturing defects for a period of one year commencing at the time of sale to the retail customer. Estimated costs relating to product warranties are provided at the date of sale.



                                     Pg. 18

Start-up costs

     Costs incurred in connection with the start-up of manufacturing facilities and retail superstores are expensed as incurred.

Income Taxes

     Deferred income taxes are determined by the liability method and reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Earnings per share

     During fiscal year 1998, the Company adopted Statement of Financial Accounting Standards No. 128 (SFAS 128) "Earnings per Share." SFAS 128 replaced the previously reported primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants, and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. The adoption of SFAS 128 did not result in a change to the reported earnings per share of the Company.

     In computing both basic and diluted earnings per share, reported net income and number of weighted average shares outstanding during the periods presented, adjusted for subsequent common stock splits, were used. Historical earnings per share data has been adjusted to reflect the effects of the 1.25 to 1 stock splits effective as of March 31, 1995, July 26, 1996 and July 8, 1997.

Reclassifications

     Certain prior period amounts have been reclassified to conform to the current period presentation.

Recent accounting pronouncements

     In 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 131 "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for the way public companies report information about operating segments in annual financial statements and requires those companies to report selected information about reportable segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. SFAS No. 131 is effective for financial statements for fiscal years beginning after December 15, 1997. In the initial year of application, comparative information for earlier years should be restated to reflect the current presentation, unless restatement is impracticable. SFAS No. 131 is not required to be applied to interim financial statements in the initial year of its application. Accordingly, the reporting and disclosure requirements required by SFAS No. 131 will become effective for the financial statements for the fiscal year ending March 26, 1999.

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



                                     Pg. 19

                      Palm Harbor Homes 1998 Annual Report
                   Notes to Consolidated Financial Statements

3. ACQUISITIONS

     On April 12, 1996, the Company acquired Energy Efficient Housing, Inc., a retailer consisting of eight superstores in North Carolina, for a combination of cash and 68,301 common shares of the Company.

     On May 31, 1996, the Company acquired Standard Casualty Company, a property and casualty insurer of manufactured homes headquartered in Texas.

     On August 1, 1996, the Company acquired the remaining 58.4% of Newco Homes, Inc. ("Newco"), a Texas-based retailer of manufactured homes. The Company had previously owned 41.6% of Newco's outstanding shares. The purchase price for the remaining 58.4% of Newco's outstanding shares consisted of $17.3 million cash and 1,444,445 shares of the Company's common stock. Goodwill relating to the acquisition totaled approximately $25.8 million at March 28, 1997, and is being amortized over 20 years. Prior to the acquisition of the remaining 58.4% of Newco, the Company recorded its 41.6% equity interest in the net earnings of Newco as income from affiliate.

     On March 27, 1998, the Company acquired the Cannon Group, a privately-owned, Atlanta-based operator of 18 retail manufactured home centers. The purchase price consisted of $26.8 million cash and 157,975 shares of the Company's common stock. The purchase prices of other acquisitions during fiscal year 1998 totaled $7.8 million in cash. Goodwill relating to all of these acquisitions totaled approximately $34.6 million.

     All acquisitions were accounted for using the purchase method of accounting.

4. INVENTORIES

     Inventories consist of the following:

                                    March 28,     MARCH 27,
                                      1997          1998
-----------------------------------------------------------
                                        (in thousands)

Raw materials                       $  7,966      $  8,625
Work in process                        2,600         2,803
Finished goods - manufacturing           463           156
Finished goods - retail               55,246        96,601
                                   ------------------------
                                    $ 66,275      $108,185
                                   ========================

5. INVESTMENTS

     The Company's investments, which totaled $5,752,000 and $5,091,000 at March 28, 1997 and March 27, 1998, respectively, consist of marketable debt and equity securities with original maturities beyond three months.

6. NOTES RECEIVABLE

     Notes receivable consist principally of floor plan financing receivables from certain of the Company's retailers. The notes are collateralized by manufactured homes. Interest rates are approximately prime plus one-half percent (9.0% at March 27, 1998). Interest income relating to these notes for the fiscal years 1996, 1997 and 1998 approximated $424,000, $210,000 and $220,000, respectively.





                                     Pg. 20

7. GOODWILL

     Goodwill was $28,684,000 at March 28, 1997 and $63,522,000 at March 27,
1998, with accumulated amortization of $1,251,000 and $3,013,000, respectively, as of those dates.

8. FLOOR PLAN PAYABLE

     The Company has floor plan credit facilities totaling $68,500,000 and $80,000,000 from financial institutions as of March 28, 1997 and March 27, 1998, respectively, to finance a major portion of its home inventory at the Company's retail superstores. These facilities are secured by a portion of the Company's home inventory and cash in transit from financial institutions. Interest rates range from prime (8.5% at March 27, 1998) to prime minus .50%. The Company had $45,255,000 and $79,564,000 outstanding on these floor plan credit facilities at March 28, 1997 and March 27, 1998, respectively. In April 1998, the Company increased its total floor plan credit facilities to $150,000,000.

9. LINE OF CREDIT

     On July 11, 1997, the Company obtained a $25.0 million unsecured revolving line of credit from a financial institution for general corporate purposes. The line of credit bears interest, at the option of the Company (under certain conditions), at either the LIBOR rate plus .625% or the prime rate minus 1%. The line of credit also requires an annual commitment fee of $20,000 and is available through July 10, 1999. The Company had $17.0 million outstanding on this line of credit at March 27, 1998. The line of credit contains provisions regarding minimum net worth requirements and certain indebtedness limitations which limit the amount available for future borrowings. The additional floor plan credit facilities discussed in Note 8 effectively reduced the amount available under the line of credit to zero. Accordingly, in April 1998, the outstanding balance of the revolving line of credit was paid by the Company.

     The weighted average interest rate for borrowings under the Company's revolving line of credit during fiscal year 1998 was 6.3%.

10. ACCRUED LIABILITIES

     Accrued liabilities consist of the following:

                                         March 28,    MARCH 27
                                           1997         1998
---------------------------------------------------------------
                                            (in thousands)
Sales incentives                         $ 5,670      $ 4,311
Salaries, wages and benefits              13,148       14,296
Warranty                                   6,593        6,016
Accrued closing costs on homes sold        3,930        6,429
Customer deposits                          1,337        4,676
Other                                      4,894       10,610
                                        -----------------------
                                         $35,572      $46,338
                                        =======================



                                     Pg. 21

                      Palm Harbor Homes 1998 Annual Report
                   Notes to Consolidated Financial Statements

11. LONG-TERM DEBT

     Long-term debt consists of the following:

                                                                                   March 28,   MARCH 27,
                                                                                     1997        1998
----------------------------------------------------------------------------------------------------------
                                                                                       (in thousands)
Economic development revenue bonds; interest payable
   monthly at 7.54%; monthly interest and principal payments
   of $40,029 through February 2001, $31,393 through
   January 2006 with final payment of $2,002,040 in February 2006                   $3,783      $3,598

Promissory note; interest payable monthly at 9% per annum until March 13, 1999
   with outstanding principal payment due March 13, 1999                                --         728
                                                                                   -----------------------
                                                                                     3,783       4,326
                                                                                   -----------------------
Less current portion                                                                   200         944
                                                                                   -----------------------
Long-term debt, less current portion                                                $3,583      $3,382
                                                                                   =======================


     The revenue bonds require the maintenance of certain financial statement ratios, prohibit the payment of dividends and are collateralized by certain fixed assets having a carrying value as of March 27, 1998 of $6,195,000.

     Scheduled maturities of long-term debt are as follows (in thousands):

Fiscal Year                                                 Amount
--------------------------------------------------------------------
   1999                                                    $  944
   2000                                                       233
   2001                                                       243
   2002                                                       163
   2003 and thereafter                                      2,743
                                                           ------
                                                           $4,326

     The carrying value of the company's long-term debt approximates its fair value.

12. INCOME TAXES

     Income tax expense for fiscal years 1996, 1997 and 1998 is as follows:

                        March 29,      March 28,      MARCH 27,
                          1996           1997           1998
-----------------------------------------------------------------
                                    (in thousands)
Current:
   Federal              $  7,381       $ 14,010       $ 19,941
   State                   1,303          1,888          2,269

Deferred                  (1,112)        (1,008)        (2,290)
                      -------------------------------------------
Total income taxes      $  7,572       $ 14,890       $ 19,920
                      ===========================================



                                     Pg. 22

     Significant components of deferred tax assets and liabilities are as follows:

                                                  March 28,     MARCH 27,
                                                    1997          1998
-------------------------------------------------------------------------
                                                      (in thousands)
Current deferred tax assets:
   Warranty reserves                              $ 2,307       $ 2,106
   Accrued liabilities                              1,090           969
   Inventory                                          308           214
   Unrecognized income                                338            --
   Other                                              248         1,272
                                                  -----------------------
                                                    4,291         4,561

Non-current deferred tax assets:
   Unrecognized income                                 --         1,842
                                                  -----------------------
     Total deferred tax assets                      4,291         6,403

Deferred tax liabilities:
   Tax benefits purchased                           3,372         3,168
   Property and equipment                           1,128           678
   Other                                               --         1,169
                                                  -----------------------
     Total deferred tax liabilities                 4,500         5,015
                                                  -----------------------
Net deferred income tax assets (liabilities)      $  (209)      $ 1,388
                                                  =======================

     Tax benefits purchased are investments in Safe Harbor lease agreements that are carried net of tax benefits realized. The balance will be amortized over the remaining term of the related lease.

     The effective income tax rate on pretax earnings differed from the U.S. federal statutory rate for the following reasons:

                                                 March 29,       March 28,       MARCH 27,
                                                   1996            1997            1998
--------------------------------------------------------------------------------------------
                                                              (in thousands)
Tax at statutory rate                            $  7,892        $ 13,873        $ 18,121
Increases (decreases):
   Equity in earnings of affiliate                   (839)           (367)             --
   State taxes - net of federal tax benefit           847           1,227           1,475
   Goodwill amortization                               --             400             612
   Tax exempt interest                               (234)           (230)            (87)
   Other                                              (94)            (13)           (201)
                                                --------------------------------------------
Income tax expense                               $  7,572        $ 14,890        $ 19,920
                                                ============================================
Effective tax rate                                   33.6%           37.6%           38.5%
                                                ============================================



                                     Pg. 23

                      Palm Harbor Homes 1998 Annual Report
                   Notes to Consolidated Financial Statements

13. SHAREHOLDERS' EQUITY

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

     In connection with the Company's initial public offering, approximately 100 employees purchased stock whereby the Company accepted notes receivable for half of the purchase with interest at 9%. There was no amount outstanding on these notes receivable at March 27, 1998.

14. EMPLOYEE PLAN

     The Company sponsors an employee savings plan (the "Plan") that is intended to provide participating employees with additional income upon retirement. Employees may contribute between 1% and 15% of eligible compensation to the Plan. The Company matches 50% of the first 6% deferred by employees. Employees are eligible to participate after three months of employment and employer contributions, which begin one year after employment, are vested at the rate of 20% per year and are fully vested after five years of employment. Contribution expense was $700,000, $1,099,000 and $1,891,000 in fiscal years 1996, 1997 and
1998, respectively.

15. COMMITMENTS AND CONTINGENCIES

     Future minimum lease payments for all noncancelable operating leases having a remaining term in excess of one year at March 27, 1998, are as follows (in thousands):

Fiscal Year                                       Amount
----------------------------------------------------------
   1999                                         $   5,487
   2000                                             4,049
   2001                                             2,758
   2002                                             1,912
   2003 and thereafter                              8,250
                                               -----------
                                                $  22,456
                                               ===========

     Rent expense (net of sublease income) was $2,337,000, $4,357,000 and $5,191,000 for fiscal years 1996, 1997 and 1998, respectively.

     The Company is contingently liable under the terms of repurchase agreements covering retailers' floor plan financing. Under such agreements, the Company agrees to repurchase homes at declining prices over the term of the agreement, generally 12 to 18 months. At March 27, 1998, the Company estimates that its potential obligations under such repurchase agreements were approximately $65 million. However, it is management's opinion that no material loss will occur from the repurchase agreements. During the past three fiscal years, no significant costs have been incurred relating to such repurchase agreements.

     The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect the financial position or results of operations of the Company.



                                     Pg. 24

                      Palm Harbor Homes 1998 Annual Report
                   Notes to Consolidated Financial Statements

16. RELATED PARTY TRANSACTIONS

     During fiscal 1997, the Company purchased certain properties, in conjunction with the acquisition of Newco, from significant shareholders of the Company. The purchase price of $1,603,000 approximated the independent appraised values.

     Through acquisitions, the Company has existing lease commitments totaling $6,770,000 to former business owners of acquired locations.

17. QUARTERLY FINANCIAL DATA (UNAUDITED)

     The following table sets forth certain unaudited quarterly financial information for the fiscal years 1997 and 1998.

                                       First        Second         Third        Fourth
                                      Quarter       Quarter       Quarter       Quarter        Total
--------------------------------------------------------------------------------------------------------
                                                    (in thousand, except per share data)
Fiscal Year Ended March 28, 1997
   Net sales                          $120,735      $152,717      $150,796      $138,944      $563,192
   Gross profit                         22,655        34,456        33,381        35,850       126,342
   Income from operations                7,022        10,427        10,105        11,861        39,415
   Net income                            5,464         6,301         6,019         6,955        24,739
   Earnings per share                     0.32          0.33          0.32          0.37          1.34

Fiscal Year Ended March 27, 1998
   Net sales                          $159,097      $153,106      $161,969      $163,096      $637,268
   Gross profit                         40,536        40,225        43,115        46,898       170,774
   Income from operations               12,967        13,145        13,021        14,623        53,756
   Net income                            7,668         7,893         7,792         8,501        31,854
   Earnings per share                     0.41          0.42          0.41          0.45          1.69


                                     Pg. 25

                      Palm Harbor Homes 1998 Annual Report
                         Report of Independent Auditors

BOARD OF DIRECTORS
PALM HARBOR HOMES, INC.

     We have audited the accompanying consolidated balance sheets of Palm Harbor Homes, Inc. and Subsidiaries (the "Company") as of March 28, 1997 and March 27, 1998, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three fiscal years in the period ended March 27, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Palm Harbor Homes, Inc. and Subsidiaries at March 28, 1997 and March 27, 1998, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended March 27, 1998, in conformity with generally accepted accounting principles.


                                             /s/ ERNEST & YOUNG LLP

Dallas, Texas
May 1, 1998



                                     Pg. 26