Form 10-K, Exhibit 13
period 1999-03-26
PALM HARBOR HOMES INC /FL/
filed 1999-06-15
CIK 923473

                                                                    EXHIBIT 13.1

                      PALM HARBOR HOMES 1999 ANNUAL REPORT
                             SELECTED FINANCIAL DATA
         (IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AND OPERATING DATA)


                                                                                  Fiscal Year Ended
                                                          ----------------------------------------------------------------------
                                                           March 31,      March 29,      March 28,      March 27,       March 26,
                                                             1995           1996           1997           1998            1999
                                                          ----------     ----------     ----------     ----------     ----------

STATEMENT OF INCOME:
Net sales                                                 $  330,547     $  417,214     $  563,192     $  637,268     $  761,374
Cost of sales                                                275,848        345,508        436,850        466,494        530,698
Gross profit                                                  54,699         71,706        126,342        170,774        230,676
Selling, general and administrative expenses                  40,776         52,676         86,927        117,018        158,916
                                                          ----------     ----------     ----------     ----------     ----------
Income from operations                                        13,923         19,030         39,415         53,756         71,760
Interest expense                                                (395)          (751)        (3,085)        (4,700)        (9,728)
Other income                                                     514          1,276          2,250          2,718          4,933
                                                          ----------     ----------     ----------     ----------     ----------
Income before income from affiliate and income taxes          14,042         19,555         38,580         51,774         66,965
Income from affiliate                                          2,745          2,995          1,049             --             --
                                                          ----------     ----------     ----------     ----------     ----------
Income before income taxes                                    16,787         22,550         39,629         51,774         66,965
Income tax expense                                             5,562          7,572         14,890         19,920         26,788
                                                          ----------     ----------     ----------     ----------     ----------
Net income                                                $   11,225     $   14,978     $   24,739     $   31,854     $   40,177
                                                          ==========     ==========     ==========     ==========     ==========

Net income per common share - basic and diluted           $     0.59     $     0.75     $     1.07     $     1.35     $     1.69
                                                          ==========     ==========     ==========     ==========     ==========
Weighted average common shares outstanding                    18,905         19,863         23,013         23,589         23,783
Weighted average common shares
  outstanding - assuming dilution                             18,905         19,863         23,036         23,632         23,838

OPERATING DATA:
Number of homes sold                                          10,197         12,175         13,873         14,144         15,628
Multi-section homes sold as a
  percentage of total homes sold                                  86%            82%            81%            81%            78%
Number of manufacturing facilities(1)                             13             14             15             16             16
Number of company-owned superstores(1)                             9             16             54             94            120

BALANCE SHEET DATA:
Working capital                                           $    1,966     $   22,727     $   39,232     $   22,290     $   40,316
Total assets                                                  97,650        143,712        246,335        353,846        427,410
Long-term debt                                                 7,700          3,784          3,583          3,382          3,149
Shareholders' equity                                          32,907         68,982        119,949        157,056        195,325

(1) As of the end of the applicable period.

                      Palm Harbor Homes 1999 Annual Report
                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations
         (In thousands of dollars, except per share and operating data)

    Palm Harbor reported record net sales, net income and earnings per share in fiscal 1999. These results reflect a compound growth rate over the last five years of 27%, 46% and 40% for net sales, net income and earnings per share, respectively.

    The Company's strategic commitment to vertically integrating its operations has had positive results. During the year, the Company increased the number of Company-owned retail superstores by 26 to 120. This increase in Company-owned retail superstores resulted in a rise in the internalization rate, which is the percentage of homes manufactured by the Company and sold through the Company's retail superstores. For fiscal 1999, the Company's internalization rate was 63% up from 53% in the preceding fiscal year. CountryPlace Mortgage, the Company's finance subsidiary, reached record funding levels and Standard Casualty Company, the Company's insurance subsidiary, continued its consistent contribution through premiums on its property and casualty insurance.

    The following table sets forth certain items of the Company's statement of income as a percentage of net sales for the period indicated.


                                                                   Fiscal Year Ended
                                                         ----------------------------------------
                                                          March 28,      March 27,     March 26,
                                                            1997           1998           1999
                                                         ----------     ----------     ----------

Net sales                                                     100.0%         100.0%         100.0%
Cost of sales                                                  77.6           73.2           69.7
                                                         ----------     ----------     ----------
   Gross profit                                                22.4           26.8           30.3
Selling, general and administrative expenses                   15.4           18.4           20.9
                                                         ----------     ----------     ----------
   Income from operations                                       7.0            8.4            9.4
Interest expense                                               (0.6)          (0.7)          (1.3)
Other income                                                    0.4            0.4            0.7
                                                         ----------     ----------     ----------
Income before income from affiliate and income taxes            6.8            8.1            8.8
Income from affiliate                                           0.2             --             --
Income tax expense                                              2.6            3.1            3.5
                                                         ----------     ----------     ----------
   Net income                                                   4.4%           5.0%           5.3%
                                                         ==========     ==========     ==========

    The following table summarizes certain key sales statistics as of and for the period indicated.


                                                                     Fiscal Year  Ended
                                                         ----------------------------------------
                                                          March 28,     March 27,       March 26,
                                                            1997          1998            1999
                                                         ----------     ----------     ----------
Homes sold through company-owned retail superstores           5,211         7,696          10,776
Total new homes sold                                         13,873        14,144          15,628
Internalization rate (1)                                         31%           53%             63%
Average new home price - retail                          $   54,000    $   55,000      $   55,000
Number of retail superstores at end of period                    54            94(2)          120
Homes sold to independent retailers                           8,662         6,448           4,852

(1) The internalization rate is the percentage of new homes that are manufactured by the Company and sold through Company-owned retail superstores.

(2) Includes the 18 retail superstores acquired at the close of business in fiscal 1998.

1999 COMPARED TO 1998

    Net Sales. Net sales increased 19.5% to $761.4 million in 1999 from $637.3 million in 1998. Of this increase, 17.0% was the result of an increase in manufactured housing sales and 2.5% was the result of an increase in financial services revenues. The increase in manufactured housing sales was primarily due to a 40.0% increase in the volume of homes sold through Company-owned retail superstores. The Company ended fiscal 1999 with 120 retail superstores compared to 76 in 1998, excluding the 18 retail superstores acquired at the close of business in fiscal 1998. The increase in financial services revenues was primarily due to an increase in the gain on the sale of loans in which CountryPlace Mortgage, Ltd., the Company's finance subsidiary, retains a residual interest.

    Gross Profit. Gross profit increased 35.1% to $230.7 million in 1999 compared to $170.8 million in 1998. During the same period, gross profit margin as a percentage of net sales increased to 30.3% compared to 26.8%. This increase was the result of selling 63% of the Company's homes through Company-owned retail superstores in 1999 versus 53% in 1998 and production efficiencies at manufacturing facilities.

    Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 35.8% to $158.9 million in 1999 from $117.0 million in 1998, primarily due to planned increases in promotion and advertising expenditures, expenses associated with the 44 additional retail superstores and performance-based compensation expense. As a percentage of net sales, selling, general and administrative expenses increased, as planned, to 20.9% in 1999 from 18.4% in 1998. This planned increase is due to the growth in the Company's retail operations which, generally, have higher selling, general and administrative expenses as a percentage of net sales as compared to wholesale operations.

    Income from Operations. As a result of the foregoing factors, income from operations increased 33.5% to $71.8 million in 1999 compared to $53.8 million in 1998.

    Interest Expense. Interest expense increased 107.0% to $9.7 million in 1999 from $4.7 million in 1998. This increase was primarily due to increased borrowings under the Company's floor plan credit facilities.

    Other Income. Other income increased 81.5% to $4.9 million in 1999 from $2.7 million in 1998. This increase was primarily the result of increased interest income and gains on sales of investments.


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

                      Palm Harbor Homes 1999 Annual Report
                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations
         (In thousands of dollars, except per share and operating data)

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

LIQUIDITY AND CAPITAL RESOURCES

    Cash provided by operating activities increased to $20.1 million in 1999 compared to $16.3 million in 1998, after reflecting substantial increases in inventory required to open new Company-owned retail superstores. Cash provided by operations combined with additional floor plan financing and the borrowings on the revolving line of credit has been adequate to support the Company's acquisitions and working capital needs since its public offerings.

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

    Capital expenditures were $21.6 million, $16.7 million and $20.8 million in 1997, 1998 and 1999, respectively. Capital expenditures during these periods were for expansion of retail superstores and manufacturing facilities and for normal property, plant and equipment improvements. In 1997, capital expenditures included the April 1996 acquisition and renovation of a manufacturing facility in Georgia for $3.2 million, the November 1996 acquisition of a manufacturing facility in Arizona for $1.4 million and expansion of retail superstores for $9.1 million. Approximately $7.0 million was expended for improvements on mature manufacturing facilities. In 1998, capital expenditures included $4.1 million for renovation of the manufacturing facility in Arizona that was acquired in November 1996 and expansion of retail superstores for $8.0 million. Approximately $4.6 million was expended for improvements on mature manufacturing facilities. In 1999, capital expenditures included $11.7 million for expansion of retail superstores and approximately $9.1 million for improvements on mature manufacturing facilities. The Company expects capital expenditures to approximate $20.0 million during 2000 to add 15-20 retail superstores and to upgrade current manufacturing facilities.

    The Company has floor plan credit facilities totaling $80.0 million and $150.0 million from financial institutions as of March 27, 1998 and March 26, 1999, respectively, to finance a major portion of its home inventory at the Company's retail superstores. These facilities are secured by a portion of the Company's home inventory and cash in transit from financial institutions. Interest rates are prime (7.75% at March 26, 1999). The Company had $79.6 million and $128.9 million outstanding on these floor plan credit facilities at March 27, 1998 and March 26, 1999, respectively.

    In July 1997, the Company obtained a $25.0 million unsecured revolving line of credit from a financial institution for general corporate purposes. The line of credit bears interest, at the option of the Company (under certain conditions), at either the LIBOR rate (4.94% at March 26, 1999) plus 0.625% or the prime rate (7.75% at March 26, 1999) minus 1%. The line of credit contains provisions regarding minimum net worth requirements and certain indebtedness limitations which would limit the amount available for future borrowings. The line of credit also requires an annual commitment fee of $20,000 and is available through July 10, 1999. The Company had $17.0 million and zero outstanding on this line of credit at March 27, 1998 and March 26, 1999, respectively. The increase in floor plan credit facilities has effectively reduced the amount available under the line of credit to zero.

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

    In accordance with customary business practice in the manufactured housing industry, the Company has entered into repurchase agreements with various financial institutions and other credit sources pursuant to which the Company has agreed, under certain circumstances, to repurchase homes sold to independent retailers in the event of a default by a retailer in its obligation to such credit sources. Under such agreements, the Company agrees to repurchase homes at declining prices over the term of the agreement (which generally ranges from 12 to 18 months). The Company estimates that its potential obligations under such repurchase agreements approximated $65.0 million at March 26, 1999. During 1997, 1998 and 1999, net (income)/expenses incurred by the Company under these repurchase agreements totaled $55,000, ($13,000) and $29,000, respectively.

    Year 2000 Issue. The "Year 2000 Issue" is the result of computer programs that use two digits instead of four to record the applicable year. Computer programs that have date-sensitive software may be unable to properly categorize and process dates occurring after December 31, 1999. This could result in a system failure of miscalculations in the Company's computer programs causing significant, unanticipated liabilities, expenses and possible disruption of its business.

    Based on an assessment by the Company of operating, financial and management information systems, the Company implemented a plan during the third quarter of fiscal 1997 to modify or upgrade certain equipment and software necessary to address the Year 2000 Issue. Costs are estimated to be significantly less than $0.50 million. Under the plan, all modifications and upgrading of critical systems will be completed and tested by September 30, 1999. The plan is designed to utilize resources from within the Company with minimal impact on other non-Year 2000 Issue management information system projects.

    Additionally, risk of business disruption exists if Year 2000 Issue-related failures occur among the Company's lenders, suppliers, transporters and other upon which the Company relies, but over which the Company has no control. There can be no guarantee that the systems of these third parties on which the Company relies will be modified on a timely basis and will not have an adverse effect on the Company's systems or operations. The Company is maintaining contact with these critical third parties to determine the extent to which the Company would be affected if there were Year 2000 Issue-related failures among these third parties. To date no known Year 2000 Issue-related failures among these third parties exist.

    There are no formal contingency plans in place if the Company does not complete all Year 2000 management information system projects. The Year 2000 Issue is being closely monitored, and additional measures will be taken as risks are determined.

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

                      PALM HARBOR HOMES 1999 ANNUAL REPORT
                           CONSOLIDATED BALANCE SHEETS
                            (IN THOUSANDS OF DOLLARS)



                                                                    March 27,      March 26,
                                                                       1998          1999
                                                                    ----------    ----------

Assets
Current assets:
  Cash and cash equivalents                                         $   21,073    $   39,413
  Investments                                                            5,091        17,167
  Receivables                                                           71,171        79,219
  Inventories                                                          108,185       122,662
  Prepaid expenses and other assets                                        602           554
  Deferred income taxes                                                  4,561         5,795
                                                                    ----------    ----------

Total current assets                                                   210,683       264,810

Notes receivable                                                         3,977         2,200
Goodwill, net                                                           60,509        59,236
Other assets, net                                                       11,317        20,598
                                                                    ----------    ----------
                                                                        75,803        82,034

Property, plant and equipment, at cost:
  Land and improvements                                                 14,166        16,189
  Buildings and improvements                                            44,187        51,023
  Machinery and equipment                                               29,025        35,422
  Construction in progress                                               3,580         8,742
                                                                    ----------    ----------
                                                                        90,958       111,376
  Accumulated depreciation                                              23,598        30,810
                                                                    ----------    ----------
                                                                        67,360        80,566
                                                                    ----------    ----------
Total assets                                                        $  353,846    $  427,410
                                                                    ==========    ==========

Liabilities and Shareholders' Equity
  Current liabilities:
  Accounts payable                                                  $   44,547    $   48,026
  Floor plan payable                                                    79,564       128,852
  Line of credit                                                        17,000            --
  Accrued liabilities                                                   46,338        47,383
  Current portion of long-term debt                                        944           233
                                                                    ----------    ----------
Total current liabilities                                              188,393       224,494
Long-term debt, less current portion                                     3,382         3,149
Deferred income taxes                                                    5,015         4,442
Commitments and contingencies
Shareholders' equity:
  Preferred stock, $.01 par value:
                  Authorized shares - 2,000,000
                  Issued and outstanding shares - none
  Common stock, $.01 par value:
                  Authorized shares - 50,000,000
                  Issued shares - 19,045,668 at March 27, 1998,
                           and 23,807,879 at March 26, 1999                191           239
  Additional paid-in capital                                            54,197        54,149
  Retained earnings                                                    102,865       143,681
                                                                    ----------    ----------
                                                                       157,253       198,069
  Less treasury shares - 16,611 at March 27, 1998,
    and 30,765 at March 26, 1999                                          (197)         (442)
  Unearned compensation                                                     --        (2,302)
                                                                    ----------    ----------
Total shareholders' equity                                             157,056       195,325
                                                                    ----------    ----------
Total liabilities and shareholders' equity                          $  353,846    $  427,410
                                                                    ==========    ==========


                             See accompanying notes.

                      PALM HARBOR HOMES 1999 ANNUAL REPORT
                        CONSOLIDATED STATEMENTS OF INCOME
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)



                                                                                  Year Ended
                                                                    --------------------------------------
                                                                     March 28,     March 27,     March 26,
                                                                       1997          1998          1999
                                                                    ----------    ----------    ----------

Net sales                                                           $  563,192    $  637,268    $  761,374

Cost of sales                                                          436,850       466,494       530,698
Selling, general and administrative expenses                            86,927       117,018       158,916
                                                                    ----------    ----------    ----------
Income from operations                                                  39,415        53,756        71,760

Interest expense                                                        (3,085)       (4,700)       (9,728)
Other income                                                             2,250         2,718         4,933
                                                                    ----------    ----------    ----------
Income before income from affiliate and income taxes                    38,580        51,774        66,965
Income from affiliate                                                    1,049            --            --
                                                                    ----------    ----------    ----------
Income before income taxes                                              39,629        51,774        66,965

Income tax expense                                                      14,890        19,920        26,788
                                                                    ----------    ----------    ----------
Net income                                                          $   24,739    $   31,854    $   40,177
                                                                    ==========    ==========    ==========
Net income per common share - basic and diluted                     $     1.07    $     1.35    $     1.69
                                                                    ==========    ==========    ==========
Weighted average common shares outstanding                              23,013        23,589        23,783
                                                                    ==========    ==========    ==========
Weighted average common shares outstanding - assuming dilution          23,036        23,632        23,838
                                                                    ==========    ==========    ==========


                             See accompanying notes.

                      PALM HARBOR HOMES 1999 ANNUAL REPORT
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                            (IN THOUSANDS OF DOLLARS)




                                  Common Stock             Additional
                            ---------------------------     Paid-In         Retained
                               Shares        Amount         Capital          Earnings
                            ------------   ------------   ------------    ------------

Balance at
  March 29, 1996              10,863,598   $        109   $     23,012    $     46,272
    Net income                        --             --             --          24,739
    1.25 to 1 stock split      2,733,408             27            (27)             --
    Issuance related
      to acquisitions          1,512,746             15         25,983              --
    Treasury shares
      purchased -
      net of sales                    --             --             26              --
    Payments on
      shareholders' notes             --             --             --              --
                            ------------   ------------   ------------    ------------
Balance at
  March 28, 1997              15,109,752            151         48,994          71,011
    Net income                        --             --             --          31,854
    1.25 to 1 stock split      3,777,941             38            (38)             --
    Issuance related
      to acquisition             157,975              2          5,241              --
    Treasury shares
      sold - net
      of purchases                    --             --             --              --
    Payments on
      shareholders' notes             --             --             --              --
                            ------------   ------------   ------------    ------------
Balance at
  March 27, 1998              19,045,668            191         54,197         102,865
    Net income                        --             --             --          40,177
    1.25 to 1 stock split      4,762,211             48            (48)             --
    Treasury shares
      purchased                       --             --             --              --
    Unrealized gain                   --             --             --             639
    Long-Term
      Incentive Plan                  --             --             --              --
                            ------------   ------------   ------------    ------------
Balance at
  March 26, 1999              23,807,879   $        239   $     54,149    $    143,681
                            ============   ============   ============    ============



                                                                Notes
                                 Treasury Shares             Receivable
                            ----------------------------        From          Unearned
                               Shares          Amount       Shareholders    Compensation        Total
                            ------------    ------------    ------------    ------------    ------------

Balance at
  March 29, 1996                 (13,281)   $       (205)   $       (206)             --    $     68,982
    Net income                        --              --              --              --          24,739
    1.25 to 1 stock split         (2,586)             --              --              --              --
    Issuance related
      to acquisitions                 --              --              --              --          25,998
    Treasury shares
      purchased -
      net of sales                 2,423              11              --              --              37
    Payments on
      shareholders' notes             --              --             193              --             193
                            ------------    ------------    ------------    ------------    ------------
Balance at
  March 28, 1997                 (13,444)           (194)            (13)             --         119,949
    Net income                        --              --              --              --          31,854
    1.25 to 1 stock split         (3,361)             --              --              --              --
    Issuance related
      to acquisition                  --              --              --              --           5,243
    Treasury shares
      sold - net
      of purchases                   194              (3)             --              --              (3)
    Payments on
      shareholders' notes             --              --              13              --              13
                            ------------    ------------    ------------    ------------    ------------
Balance at
  March 27, 1998                 (16,611)           (197)             --              --         157,056
    Net income                        --              --              --              --          40,177
    1.25 to 1 stock split         (4,154)             --              --              --              --
    Treasury shares
      purchased                  (10,000)           (245)             --              --            (245)
    Unrealized gain                   --              --              --              --             639
    Long-Term
      Incentive Plan                  --              --              --    $     (2,302)         (2,302)
                            ------------    ------------    ------------    ------------    ------------
Balance at
  March 26, 1999                 (30,765)   $       (442)   $          -    $     (2,302)   $    195,325
                            ============    ============    ============    ============    ============


                            See accompanying notes.

                      PALM HARBOR HOMES 1999 ANNUAL REPORT
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                            (IN THOUSANDS OF DOLLARS)




                                                                             Year Ended
                                                               --------------------------------------
                                                                March 28,     March 27,     March 26,
                                                                  1997          1998          1999
                                                               ----------    ----------    ----------

Operating Activities
  Net income                                                   $   24,739    $   31,854    $   40,177
  Adjustments to reconcile net income to net
    cash provided by operating activities
      Depreciation                                                  6,026         5,641         7,588
      Amortization                                                    123         1,870         3,982
      Deferred income tax benefit                                    (898)       (1,597)       (1,807)
      Income from affiliate                                        (1,049)           --            --
      Gain on sale of loans                                            --            --       (11,438)
      Gain on disposition of assets                                   (32)          (27)          (45)
      Purchases of stock for long-term incentive plan                  --            --        (2,302)
      Changes in operating assets and liabilities
        Accounts receivable                                        (4,868)      (14,838)        6,586
        Due from affiliate                                          3,848            --            --
        Inventories                                               (20,973)      (19,684)      (14,477)
        Prepaid expenses and other current assets                     (20)          804            48
        Other assets                                                6,202        (2,148)      (10,213)
        Accounts payable and accrued expenses                      (7,169)       14,449         4,524
                                                               ----------    ----------    ----------
      Cash provided by operations                                   5,929        16,324        22,623
  Loans originated                                                     --            --      (160,690)
  Sale of loans                                                        --            --       158,133
                                                               ----------    ----------    ----------
      Net cash provided by operating activities                     5,929        16,324        20,066

Investing Activities
Purchases of property, plant and equipment                        (21,608)      (16,707)      (20,846)
Cash consideration for acquisitions (net of cash acquired)         (3,284)      (34,648)           --
Purchases of investments                                          (10,206)       (5,302)      (23,900)
Sales of investments                                               12,195         3,308        11,824
Proceeds from disposition of assets                                    35            69            97
                                                               ----------    ----------    ----------
      Net cash used in investing activities                       (22,868)      (53,280)      (32,825)

Financing Activities
Net proceeds from (payments on) floor plan payable                 19,801        14,858        49,288
Borrowings on line of credit                                           --        22,000            --
Payments on line of credit                                             --        (5,000)      (17,000)
Principal payments on notes payable and long-term debt               (187)         (185)         (944)
Net sales (purchases) of treasury stock                                37            (3)         (245)
Notes receivable from shareholders, net                               193            13            --
                                                               ----------    ----------    ----------
      Net cash provided by financing activities                    19,844        31,683        31,099
                                                               ----------    ----------    ----------
Net increase (decrease) in cash and cash equivalents                2,905        (5,273)       18,340
Cash and cash equivalents at beginning of year                     23,441        26,346        21,073
                                                               ----------    ----------    ----------
Cash and cash equivalents at end of year                       $   26,346    $   21,073    $   39,413
                                                               ==========    ==========    ==========

Supplemental disclosures of cash flow information:
  Cash paid during the year for:
    Interest                                                   $    1,988    $    4,674    $    9,024
    Income taxes                                               $   16,190    $   22,592    $   28,625
Supplemental schedule of non-cash investing activities:
  Common stock issuance for acquisitions                       $   25,998    $    5,243    $       --
  Unrealized gain on sale of loans                             $       --    $       --    $      639


                             See accompanying notes.

                      PALM HARBOR HOMES 1999 ANNUAL REPORT
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Revenue recognition

    Retail sales are recognized when cash payment is received or, in the case of credit sales, when a down payment is received, the customer enters into an installment sales contract and the home is delivered. Wholesale sales are recognized when the home is shipped which is when the title passes to the independent retailer.

    Most of the homes sold to independent retailers are financed through standard industry arrangements which include repurchase agreements (see Note
14). The Company extends credit in the normal course of business under normal trade terms and its receivables are subject to normal industry risk.

    The Company has adopted Statement of Financial Accounting Standards No. 125 (SFAS 125) "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which became effective after December 31, 1996. SFAS 125 modifies the Company's accounting policies for the origination and sale of loan contracts through CountryPlace Mortgage, Ltd. ("CountryPlace"), the Company's finance subsidiary. CountryPlace sells the loan contracts to national consumer finance companies and retains a residual interest in the interest generated by the sold contracts. The fair value of the residual interest is determined using a number of market based assumptions. The gain on the sale of these contracts is included in revenues net of any estimated credit losses while unrealized gains are included as a component of retained earnings. The effect of SFAS 125 on prior periods was not material. The Company also recognizes income from the sale of property and casualty insurance policies.

    During fiscal year 1999, the Company recognized approximately $11.4 million in gains and $639,000 in unrealized gains on the sale of loan contracts through CountryPlace in accordance with SFAS 125. Additionally, as of March 26, 1999, the Company had net receivables of approximately $8.7 million related to the retained residual interests of loan contracts previously sold by CountryPlace, of which $7.0 million is long-term and has been included as other assets.

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

Inventories

    Raw materials inventories are valued at the lower of cost (first-in, first-out method which approximates actual cost) or market. Finished goods are valued at the lower of cost or market, using the specific identification method.

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

Earnings per share

    During fiscal 1998, the Company adopted Statement of Financial Accounting Standards No. 128 (SFAS 128) "Earnings per Share." SFAS 128 replaced the previously reported primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. The adoption of SFAS 128 did not result in a change to the reported earnings per share of the Company.

    In computing both basic and diluted earnings per share, the number of weighted average shares outstanding during the periods presented, adjusted for subsequent common stock splits, were used. Historical earnings per share data has been adjusted to reflect the effects of the 1.25 to 1 stock splits effective as of July 26, 1996, July 8, 1997 and July 14, 1998.

Business segment information

    During fiscal 1999, the Company adopted Statement of Financial Accounting Standards No. 131 (SFAS 131) "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for the way public companies report information about operating segments in annual financial statements and requires those companies to report selected information about reportable segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers.

Reclassifications

    Certain prior period amounts have been reclassified to conform to the current period presentation.

                      PALM HARBOR HOMES 1999 ANNUAL REPORT
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


2.  ACQUISITIONS

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

3.  INVENTORIES

    Inventories consist of the following:


                                            March 27,    March 26,
                                              1998         1999
                                           ----------   ----------
                                                (in thousands)


Raw materials                              $    8,625   $    8,936
Work in process                                 2,803        3,208
Finished goods - manufacturing                    156          247
Finished goods - retail                        96,601      110,271
                                           ----------   ----------
                                           $  108,185   $  122,662
                                           ==========   ==========


4.  INVESTMENTS

    The Company's investments, which totaled $5,091,000 and $17,167,000 at March 27, 1998 and March 26, 1999, respectively, consist of marketable debt and equity securities with original maturities beyond three months.

5.  GOODWILL

    Goodwill was $63,522,000 at March 27, 1998 and $66,109,000 at March 26,
1999, with accumulated amortization of $3,013,000 and $6,873,000, respectively, as of those dates.

6.  FLOOR PLAN PAYABLE

    The Company has floor plan credit facilities totaling $80.0 million and $150.0 million from financial institutions as of March 27, 1998 and March 26, 1999, respectively, to finance a major portion of its home inventory at the Company's retail superstores. These facilities are secured by a portion of the Company's home inventory and cash in transit from financial institutions. Interest rates are prime (7.75% at March 26, 1999). The Company had $79.6 million and $128.9 million outstanding on these floor plan credit facilities at March 27, 1998 and March 26, 1999, respectively.

    The Company has entered into a floor plan financing agreement with a financial institution. As part of this agreement, the Company is able to earn interest on investments made with the financial institution, which can be withdrawn without any imposed restrictions. The interest rate on the outstanding borrowings is prime (7.75% at March 26, 1999). The agreement also calls for a minimum of $50.0 million to be maintained as the outstanding balance on the related credit facility. The agreement is effective until December 31, 1999. At March 26, 1999, the Company had $36.0 million invested and has classified this amount as Cash and Cash Equivalents in the accompanying Consolidated Balance Sheet.

7.  LINE OF CREDIT

    On July 11, 1997, the Company obtained a $25.0 million unsecured revolving line of credit from a financial institution for general corporate purposes. The line of credit bears interest, at the option of the Company (under certain conditions), at either the LIBOR rate (4.94% at March 26, 1999) plus 0.625% or the prime rate (7.75% at March 26, 1999) minus 1%. The line of credit contains provisions regarding minimum net worth requirements and certain indebtedness limitations which would limit the amount available for future borrowings. The line of credit also requires an annual commitment fee of $20,000 and is available through July 10, 1999. The Company had $17.0 million and zero outstanding on this line of credit at March 27, 1998 and March 26, 1999, respectively. At March 26, 1999, the additional floor plan credit facilities discussed in Note 6 effectively reduced the amount available under the line of credit to zero. The weighted average interest rate for borrowings under the Company's revolving line of credit was 6.3% and 6.4% during fiscal 1998 and 1999, respectively.

8.  ACCRUED LIABILITIES

    Accrued liabilities consist of the following:


                                                 March 27,    March 26,
                                                   1998          1999
                                                ----------   ----------
                                                     (in thousands)

Salaries, wages and benefits                    $   14,296   $   16,228
Accrued closing costs on homes sold                  6,429        8,863
Warranty                                             6,016        6,490
Customer deposits                                    4,676        5,806
Sales incentives                                     4,311        1,561
         Other                                      10,610        8,435
                                                ----------   ----------
                                                $   46,338   $   47,383
                                                ==========   ==========

                      Palm Harbor Homes 1999 Annual Report
                   Notes to Consolidated Financial Statements

9.  LONG-TERM DEBT

    Long-term debt consists of the following:

                                                                                        March 27,           March 26,
                                                                                          1998                1999
                                                                                        ---------           ---------
                                                                                                (in thousands)
Economic development revenue bonds; interest payable monthly at 7.54%; monthly interest and principal payments of $40,029 through February 2001, $31,393 through
January 2006 with final payment of $2,002,040 in February 2006                          $   3,598           $   3,382

Promissory note; interest payable monthly at 9% per annum until March 13, 1999
with outstanding principal payment due March 13, 1999                                         728                  --
                                                                                        ---------           ---------
                                                                                            4,326               3,382
Less current portion                                                                          944                 233
                                                                                        ---------           ---------
Long-term debt, less current portion                                                    $   3,382           $   3,149
                                                                                        =========           =========


    The revenue bonds require the maintenance of certain financial statement ratios, prohibit the payment of dividends and are collateralized by certain fixed assets having a carrying value as of March 26, 1999 of $5,918,000.

Scheduled maturities of long-term debt are as follows (in thousands):


Fiscal Year                                 Amount
-----------                                 ------
   2000                                     $  233
   2001                                        243
   2002                                        163
   2003                                        176
   2004 and thereafter                       2,567
                                            ------
                                            $3,382
                                            ======

    The carrying value of the Company's long-term debt approximates its fair value.

10. INCOME TAXES

    Income tax expense for fiscal years 1997, 1998 and 1999 is as follows:


                                                                       March 28,        March 27,      March 26,
                                                                         1997              1998           1999
                                                                       --------         --------       --------
                                                                                     (in thousands)
Current:
  Federal                                                              $ 14,010         $ 19,941       $ 25,144
  State                                                                   1,888            2,269          2,831

Deferred                                                                 (1,008)          (2,290)        (1,187)
                                                                       --------         --------       --------
Total income taxes                                                     $ 14,890         $ 19,920       $ 26,788
                                                                       ========         ========       ========

    Significant components of deferred tax assets and liabilities are as follows:


                                               March 27,   March 26,
                                                  1998       1999
                                               ---------   ---------
                                                   (in thousands)
Current deferred tax assets
  Warranty reserves                            $   2,106   $   2,272
  Accrued liabilities                                969       2,041
  Inventory                                          214         465
  Other                                            1,272       1,017
                                               ---------   ---------
                                                   4,561       5,795
Non-current deferred tax assets
  Unrecognized income                              1,842       2,240
                                               ---------   ---------
    Total deferred tax assets                      6,403       8,035

Deferred tax liabilities
  Tax benefits purchased                           3,168       2,921
  Property and equipment                             678        (200)
  Other                                            1,169       1,721
                                               ---------   ---------
    Total deferred tax liabilities                 5,015       4,442
                                               ---------   ---------
Net deferred income tax assets (liabilities)   $   1,388   $   3,593
                                               =========   =========



    Tax benefits purchased are investments in Safe Harbor lease agreements that are carried net of tax benefits realized. The balance will be amortized over the remaining term of the related lease.

    The effective income tax rate on pretax earnings differed from the U.S. federal statutory rate for the following reasons:



                                             March 28,     March 27,    March 26,
                                               1997          1998         1999
                                             ---------     ---------    ---------
                                                       (in thousands)
Tax at statutory rate                        $  13,873     $  18,121    $  23,437
Increases (decreases)
  Equity in earnings of affiliate                 (367)           --           --
  State taxes - net of federal tax benefit        1,227        1,475        1,840
  Goodwill amortization                            400           612        1,023
  Tax exempt interest                             (230)          (87)        --
  Other                                            (13)         (201)         488
                                             ---------     ---------    ---------
Income tax expense                           $  14,890     $  19,920    $  26,788
                                             =========     =========    =========
Effective tax rate                                37.6%         38.5%        40.0%
                                             =========     =========    =========

11. SHAREHOLDERS' EQUITY

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

                      PALM HARBOR HOMES 1999 ANNUAL REPORT
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. LONG-TERM INCENTIVE PLAN

    Effective March 29, 1999, the Company adopted the Fiscal Year 2000 Long-Term Incentive Plan (the "Plan") whereby certain key associates will receive awards of restricted common stock. These restricted stock awards will give the associate the right to receive a specific number of shares of common stock contingent upon remaining an associate of the Company for a specified period.

    The cost of the common stock acquired by the Company for the participants in the Plan is reflected as "Unearned Compensation" in the accompanying Consolidated Balance Sheet. The Plan is administered by a committee authorized by the Board of Directors.

13. EMPLOYEE PLAN

    The Company sponsors an employee savings plan (the "401k Plan") that is intended to provide participating employees with additional income upon retirement. Employees may contribute between 1% and 15% of eligible compensation to the 401k Plan. The Company matches 50% of the first 6% deferred by employees. Employees are eligible to participate after three months of employment and employer contributions, which begin one year after employment, are vested at the rate of 20% per year and are fully vested after five years of employment. Contribution expense was $1,099,000, $1,891,000 and $2,469,000 in fiscal years 1997, 1998 and 1999, respectively.

14. COMMITMENTS AND CONTINGENCIES

    Future minimum lease payments for all noncancelable operating leases having a remaining term in excess of one year at March 26, 1999, are as follows
(in thousands):


Fiscal Year                        Amount
-----------                        ------
  2000                             $ 5,484
  2001                               4,351
  2002                               2,936
  2003                               1,986
  2004 and thereafter                7,119
                                   -------
                                   $21,876
                                   =======

    Rent expense (net of sublease income) was $4,357,000, $5,191,000 and $7,868,000 for fiscal years 1997, 1998 and 1999, respectively.

    The Company is contingently liable under the terms of repurchase agreements covering independent retailers' floor plan financing. Under such agreements, the Company agrees to repurchase homes at declining prices over the term of the agreement, generally 12 to 18 months. At March 26, 1999, the Company estimates that its potential obligations under such repurchase agreements were approximately $65.0 million. However, it is management's opinion that no material loss will occur from the repurchase agreements. During the past three fiscal years, no significant costs have been incurred relating to such repurchase agreements.

    The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect the financial position or results of operations of the Company.

15. RELATED PARTY TRANSACTIONS

    Through acquisitions, the Company has existing lease commitments totaling $6,752,000 to former business owners of acquired locations. Rent expense related to these lease commitments was $253,000 for fiscal year 1999.

16. BUSINESS SEGMENT INFORMATION

    The Company operates primarily in three business segments, retail sales, manufacturing and financial services. The following table summarizes, for the periods indicated, the amounts of consolidated net sales, income from operations, identifiable assets, depreciation and amortization, and capital expenditures attributable to these segments. Intersegment sales are primarily sales by the manufacturing segment to the retail segment and are transferred at market prices. Income from affiliate in the consolidated statements of income relates to the retail segment.


                                                                    March 28,    March 27,    March 26,
                                                                     1997         1998          1999
                                                                   ----------   ----------    ----------
                                                                                (in thousands)
Net sales
  Retail                                                           $  289,387   $  433,495    $  612,730
  Manufacturing                                                       452,221      480,215       509,869
  Financial services                                                    3,862        8,335        24,219
                                                                   ----------   ----------    ----------
                                                                      745,470      922,045     1,146,818
  Intersegment sales                                                 (182,278)    (284,777)     (385,444)
                                                                   ----------   ----------    ----------
                                                                   $  563,192   $  637,268    $  761,374
                                                                   ==========   ==========    ==========
Income from operations
  Retail                                                           $   10,798   $   22,595    $   27,088
  Manufacturing                                                        33,363       35,178        40,496
  Financial services                                                      227        1,208        13,183
  General corporate expenses                                           (2,481)      (3,681)       (5,888)
                                                                   ----------   ----------    ----------
                                                                       41,907       55,300        74,879
  Intersegment profits                                                 (2,492)      (1,544)       (3,119)
                                                                   ----------   ----------    ----------
                                                                   $   39,415   $   53,756    $   71,760
                                                                   ==========   ==========    ==========

  Interest expense                                                 $   (3,085)  $   (4,700)   $   (9,728)
  Other income                                                          2,250        2,718         4,933
  Income from affiliate                                                 1,049          --            --
                                                                   ----------   ----------    ----------
Income before taxes                                                $   39,629   $   51,774    $   66,965
                                                                   ==========   ==========    ==========
Identifiable assets
  Retail                                                           $   85,568   $  149,771    $  167,444
  Manufacturing                                                       136,345      166,632       215,403
  Financial services                                                   15,682       27,350        34,888
  Other                                                                 8,740       10,093         9,675
                                                                   ----------   ----------    ----------
                                                                   $  246,335   $  353,846    $  427,410
                                                                   ==========   ==========    ==========
Depreciation and amortization
  Retail                                                           $    1,812   $    1,856    $    2,912
  Manufacturing                                                         3,969        5,182         8,191
  Financial services                                                       63           96           148
  Other                                                                   305          377           319
                                                                   ----------   ----------    ----------
                                                                   $    6,149   $    7,511    $   11,570
                                                                   ==========   ==========    ==========
Capital expenditures
  Retail                                                           $    9,134   $    8,035    $   11,722
  Manufacturing                                                        12,179        8,540         8,757
  Financial services                                                      195          132            88
  Other                                                                   100          --            279
                                                                   ----------   ----------    ----------
                                                                   $   21,608   $   16,707    $   20,846
                                                                   ==========   ==========    ==========

                      PALM HARBOR HOMES 1999 ANNUAL REPORT
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17. QUARTERLY FINANCIAL DATA (UNAUDITED)

    The following table sets forth certain unaudited quarterly financial information for the fiscal years 1998 and 1999.



                             First       Second        Third       Fourth
                            Quarter      Quarter       Quarter     Quarter       Total
                           ----------   ----------   ----------   ----------   ----------
                                         (in thousands, except per share data)
Fiscal Year Ended
March 27, 1998
  Net sales                $  159,097   $  153,106   $  161,969   $  163,096   $  637,268
  Gross profit                 40,536       40,225       43,115       46,898      170,774
  Income from operations       12,967       13,145       13,021       14,623       53,756
  Net income                    7,668        7,893        7,792        8,501       31,854
  Earnings per share              .33          .34          .33          .35         1.35

Fiscal Year Ended
March 26, 1999
  Net sales                $  204,130   $  190,853   $  186,054   $  180,337   $  761,374
  Gross profit                 57,297       57,853       56,137       59,389      230,676
  Income from operations       18,388       19,471       15,869       18,032       71,760
  Net income                   10,125       10,425        9,440       10,187       40,177
  Earnings per share              .42          .44          .40          .43         1.69

                      Palm Harbor Homes 1999 Annual Report
                         Report of Independent Auditors

BOARD OF DIRECTORS
PALM HARBOR HOMES, INC.

   We have audited the accompanying consolidated balance sheets of Palm
Harbor Homes, Inc. and Subsidiaries (the "Company") as of March 27, 1998 and March 26, 1999, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three fiscal years in the period ended March 26, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Palm Harbor Homes, Inc. and Subsidiaries at March 27, 1998 and March 26, 1999, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended March 26, 1999, in conformity with generally accepted accounting principles.


                                        /s/ ERNST & YOUNG LLP


Dallas, Texas
April 30, 1999